                                                    RULE NO. 424(b)(1)
                                                    REGISTRATION NO. 333-35187
PROSPECTUS

                               2,000,000 SHARES

                                    [LOGO]

                                ENAMELON, INC.

                                 COMMON STOCK

                               ----------------

  Of the 2,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby, 1,500,000 shares are being offered by Enamelon, Inc. (the "Company") and 500,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Common Stock is quoted on the Nasdaq National Market under the symbol "ENML." On October 16, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.125 per share. See "Price Range of Common Stock."

                               ----------------

 THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE
                      "RISK FACTORS" BEGINNING ON PAGE 6.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share .................    $16.50        $0.99        $15.51       $15.51
--------------------------------------------------------------------------------
Total(3) ..................  $33,000,000   $1,980,000   $23,265,000  $7,755,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $300,000 payable by the Company.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $37,950,000, $2,277,000, $26,754,750 and $8,918,250, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or about October 22, 1997.

                               ----------------

LEHMAN BROTHERS
                         SBC WARBURG DILLON READ INC.
                                                         RODMAN & RENSHAW, INC.

October 16, 1997

TEXT:                      How Enamelon(TM) Toothpaste Prevents Cavities Before
                           They Begin.


DIAGRAMS: Left Diagram:    Illustration of stylized hydroxyapatite rods that
                           form tooth enamel shown after demineralization.

          Center Diagram:  Illustration of toothbrush brushing the tops of two teeth with calcium and phosphate ions emanating from the toothpaste.


          Right Diagram:   Illustration of stylized hydroxyapatite rods shown
                           after remineralization.

TEXT UNDER LEFT
    DIAGRAM:               Demineralized Calcium Rods
                           Early tooth decay begins with the loss of calcium, phosphate and other minerals, weakening the tooth enamel.
TEXT UNDER CENTER
    DIAGRAM: Tooth enamel consists of millions of hydroxyapatite rods that traverse the entire depth of the enamel. These rods are separated by an organic matrix.

TEXT UNDER RIGHT
    DIAGRAM:               Remineralized Calcium Rods
                           The new Enamelon toothpaste contains the active ingredient sodium fluoride plus calcium and phosphate ions, to enhance remineralization and strengthen tooth enamel.


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

  Enamelon(TM) is a trademark of the Company. Certain other trademarks of the Company and other companies, including Crest(R), Colgate(R), Aquafresh(R), Mentadent(R), Arm & Hammer Dental Care(R) and Sensodyne(R), are used in this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the over-allotment option granted to the Underwriters. See the "Glossary" beginning on page 47 of this Prospectus for the definitions of certain terms used herein.

                                  THE COMPANY

  Enamelon, Inc. is focused on developing and marketing over-the-counter oral care products that stop cavities before they begin. The Company's products are based on proprietary formulations and technologies that have been shown in animal and in vitro studies to enhance remineralization of tooth enamel and to prevent early stage tooth decay. Enamelon(TM) anticavity fluoride toothpaste contains the active ingredient sodium fluoride, plus calcium and phosphate ions, to enhance the remineralization of tooth enamel. The Company has launched its initial product, Enamelon(TM) all-family toothpaste, into markets comprising approximately 5% of United States households and expects to begin its national introduction in the first half of 1998. The Company is also consumer testing an adult toothpaste for sensitive teeth and expects to begin the national introduction of that product in late 1998.

  On a daily basis, teeth lose small amounts of calcium and phosphate, the major structural ingredients of tooth enamel. This demineralization process is caused by plaque acids produced during the bacterial breakdown of sugars in the mouth. If the demineralization process is not balanced by remineralization, demineralization will eventually destroy the mineral structure of the teeth and result in cavities, which must be repaired by a dentist. Saliva contains low levels of calcium and phosphate ions to naturally combat demineralization. The presence of fluoride in the saliva is known to facilitate the remineralization process. However, even with the addition of fluoride, remineralization is limited by the small amounts of calcium and phosphate ions normally present in saliva. Enamelon(TM) toothpaste simultaneously supplies the active ingredient sodium fluoride and high concentrations of ions of the inactive ingredients calcium and phosphate in soluble form during brushing to enhance the remineralization process.

  The Company's in vitro studies have demonstrated that Enamelon(TM) toothpaste enhances remineralization by increasing levels of fluoride uptake and that it strengthens and hardens the tooth structure. This makes the tooth less soluble and more resistant to attacks by acids from decay-causing bacteria. Based on the Company's studies, it believes that with each application of Enamelon(TM) toothpaste, teeth will become stronger and more resistant to decay. The Company currently is conducting intra-oral and small-scale human clinical studies required by government regulation to support additional advertising claims. The Company believes that human clinical studies will show that its toothpaste enhances the tooth remineralization process to a greater degree than currently available products, which the Company believes will represent one of the most significant advances in personal dental care since the introduction of mass-marketed fluoride dental products in the early 1960's.

  In March 1997, the Company initiated marketing activities by entering two Behavior Scan(R) markets and is presently selling Enamelon(TM) toothpaste in markets comprising approximately 5% of all United States households. The Company's marketing strategy targets both consumers and dental professionals. The Company believes that, in the markets it has entered, it has had considerable success in obtaining retail distribution and has exceeded its initial goals by obtaining more than 70% retail distribution on an all-commodity basis.

  The worldwide toothpaste market is estimated to exceed $5.0 billion in annual retail sales. Annual toothpaste sales in the United States are expected to be $1.8 billion in 1997 and are projected to reach $2.0 billion by the year 2000. Over the last five years, the toothpaste market has become segmented as new, premium-priced products offering benefits such as tartar control or whitening or containing ingredients such as baking soda have steadily attracted consumers away from older, mature products.

  The Company holds licenses from the American Dental Association Health Foundation (the "ADAHF") to use patented technologies (the "ADAHF Patented Technology") relating to a method for oral use of various amorphous calcium phosphate compounds that enhance the natural activity of fluoride to prevent tooth decay. The ADAHF has granted the Company (i) exclusive United States and foreign licenses to develop, manufacture and market toothpaste and chewing gum and other food and confectionery products using the ADAHF Patented Technology and (ii) a non-exclusive international license covering products not covered by the Company's exclusive licenses (including oral spray, mouth rinse and professional gel products) using the ADAHF Patented Technology. The Company's international license is co-extensive with a non-exclusive international license granted to SmithKline Beecham Corp. ("SmithKline"), which also obtained from the ADAHF an exclusive United States license covering products not covered by the Company's exclusive licenses.

  The Company itself has developed both patented and proprietary technologies relating to the prevention of tooth decay before it begins (the "Enamelon Proprietary Technology"). It has received five United States patents for methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization and one patent for its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has 11 patent applications with respect to certain Enamelon Proprietary Technology pending in the United States and 10 patent applications pending in foreign jurisdictions.

  The Company's objective is to become a leading marketer of a variety of oral care and chewing gum and other food and confectionery products based on the ADAHF Patented Technology and/or the Enamelon Proprietary Technology (together, the "Enamelon Technologies"). The Company's strategic plan for accomplishing this objective is to (i) market its toothpaste products with sodium fluoride as the sole active ingredient in compliance with Food and Drug Administration requirements, (ii) conduct further testing to establish additional advertising and marketing claims, (iii) collaborate with corporate partners in certain product areas and international markets and (iv) capitalize on additional commercial applications of the Enamelon Technologies.

  The Company was incorporated in Delaware in June 1992. In October 1996, the Company completed its initial public offering. The Company's executive offices are located at 15 Kimball Avenue, Yonkers, New York, 10704, and its telephone number is (914) 237-1308.

                                  THE OFFERING

 Common Stock offered by the
  Company............................ 1,500,000 shares
 Common Stock offered by the Selling
  Stockholders....................... 500,000 shares
 Common Stock to be outstanding after
  the Offering....................... 9,601,386 shares(1)
 Use of Proceeds..................... To fund the national introduction of the
                                      Company's toothpaste products; to fund
                                      research and development; to purchase
                                      manufacturing equipment; and for working
                                      capital and other general corporate
                                      purposes, which may include acquisitions.
                                      See "Use of Proceeds."
 Nasdaq National Market Symbol....... ENML

--------
(1) Excludes an aggregate of 3,135,949 shares of Common Stock consisting of (i) 1,464,625 shares of Common Stock reserved for issuance upon the exercise of options granted or available for grant under the Company's 1993 Stock Option Plan, (ii) 750,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the Company's 1997 Stock Option Plan and (iii) 921,324 shares of Common Stock reserved for issuance upon exercise of outstanding warrants.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SIX MONTHS
                             YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                             ----------------------------  ----------------
                              1994       1995      1996     1996     1997
                             -------   --------  --------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
Total expenses.............. $  536    $  1,081  $  3,120  $ 1,085  $ 4,810(1)
Other charges (income)......    263         (20)     (195)     (68)    (241)
                             ------    --------  --------  -------  -------
Net loss.................... $ (799)   $ (1,061) $ (2,925) $(1,017) $(4,569)
                             ======    ========  ========  =======  =======
Net loss per share..........    -- (2) $  (0.20) $  (0.52) $ (0.19) $ (0.66)
Weighted average common
 shares outstanding.........    -- (2)    5,234     5,637    5,443    6,942

                                                            AT JUNE 30, 1997
                                         AT DECEMBER 31, -----------------------
                                              1996       ACTUAL  AS ADJUSTED (3)
                                         --------------- ------- ---------------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents...............     $11,390     $20,058     $43,323
Total assets............................      12,392      22,565      45,830
Total liabilities.......................       1,093       2,550       2,850
Total stockholders' equity..............      11,298      20,015      42,980

--------
(1) Total expenses for the six months ended June 30, 1997 have been offset by approximately $346,000 of revenues from sales of Enamelon(TM) toothpaste in test markets.
(2) Earnings per share are not presented for prior periods since the Company does not believe historical earnings per share are meaningful as a result of changes in the Company's capital structure following the completion of its initial public offering in October 1996.
(3) As adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  The Company has a limited history of operations and has accumulated net losses from inception in June 1992 through June 30, 1997, of $9,687,666. Losses have resulted principally from research and development costs, costs of manufacturing and test marketing Enamelon(TM) toothpaste and general and administrative costs. Although the Company commenced test marketing of Enamelon(TM) toothpaste in March 1997, costs of production and marketing presently exceed revenues. The Company expects to continue to incur additional operating losses at least through 1999, principally as a result of expenses of ongoing clinical testing and anticipated marketing and manufacturing expenses associated with the national introduction of Enamelon(TM) toothpaste. There can be no assurance that the Company will ever generate an operating profit or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUCCESS OF INITIAL PRODUCT

  The Company is dependent to a large extent on the success of Enamelon(TM) toothpaste, which is being sold in markets comprising approximately 5% of United States households and is expected to be introduced nationally in the first half of 1998. There can be no assurance that Enamelon(TM) toothpaste will become a commercially viable product, or that if it does become commercially viable, it can be produced in a timely manner, can be manufactured economically on a large scale, can be free from governmental and competitive challenges, or can achieve and sustain market acceptance. See "Business--Products," "--Research and Development," "--Marketing" and "-- Competition." The Company believes that the success of its initial product will be dependent upon a number of factors, including those described under "--Uncertainty of Results of Human Clinical Studies," "--Uncertainty of Consumer Acceptance of Enamelon(TM) Toothpaste" and "--Limited Marketing Capability."

UNCERTAINTY OF RESULTS OF HUMAN CLINICAL STUDIES

  Based upon laboratory studies by the Company and others, the Company believes that the current formulation of Enamelon(TM) toothpaste will achieve expected results in humans. Nevertheless, results of in vitro and animal laboratory studies are not necessarily indicative of results that will be obtained in human clinical trials, which the Company has recently commenced. The Company intends to continue to conduct human clinical studies of Enamelon(TM) toothpaste in order to begin to establish additional advertising claims concerning efficacy in humans. The Company believes that these advertising claims will distinguish Enamelon(TM) toothpaste from competitors' products and give the Company a competitive advantage. However, there can be no assurance that the results of the human clinical studies will substantiate the anticipated advertising claims. Adverse or inconclusive human clinical trial results concerning any of the Company's toothpaste product formulations could limit the product claims the Company can make for Enamelon(TM) toothpaste. In such event, the Company may have to conduct further studies, which would delay its ability to make expected advertising claims regarding the effectiveness of Enamelon(TM) toothpaste in humans. See "Business-- Marketing" and "--Government Regulation."

UNCERTAINTY OF CONSUMER ACCEPTANCE OF ENAMELON(TM) TOOTHPASTE

  The Company will be dependent upon consumer acceptance of Enamelon(TM) toothpaste as an alternative to currently well-known brand name toothpastes. Market acceptance will depend on many factors, including (i) the Company's ability to demonstrate to consumers the effectiveness of Enamelon(TM) toothpaste, (ii) whether the Company's marketing strategy will achieve desired results, (iii) the extent to which consumers are willing to pay a premium for Enamelon(TM) toothpaste and (iv) the response of the Company's competitors to the national introduction of Enamelon(TM) toothpaste. There can be no assurance that the Company will be able to market its toothpaste or other products successfully or that any of its products will be accepted in the marketplace. See "Business--Marketing."

LIMITED MARKETING CAPABILITY

  The Company has limited marketing capabilities and resources. Achieving market penetration will require significant efforts by the Company to create awareness of, and demand for, its toothpaste and other proposed products. Accordingly, the Company's ability to build its customer base will be dependent on its marketing efforts, including its ability to establish an effective sales organization or establish strategic marketing arrangements with other companies. The Company's failure to successfully develop its marketing capabilities, both internally and through brokers, would have a material adverse effect on the Company's business. Further, there can be no assurance that the development of such marketing capabilities will lead to sales of the Company's toothpaste and other proposed products. See "Business-- Marketing."

UNCERTAINTIES RELATED TO DEVELOPMENT OF ADDITIONAL PRODUCTS

  The Company has focused its product development efforts to date on Enamelon(TM) toothpaste. Accordingly, the Company will require significant additional efforts to develop other products using the Enamelon Technologies. All such future product development efforts are subject to certain risks and may not succeed. These risks include, but are not limited to, the possibility that (i) new products will be found ineffective or unsafe, (ii) even if safe and effective, they will be difficult to develop into commercially viable products or to manufacture economically on a large scale, free of governmental or competitive challenges and (iii) any such products will fail to achieve and sustain market acceptance. See "Business--Strategy" and "--Products."

COMPETITION

  Competition in toothpaste products and other oral care products, as well as in chewing gum and other food and confectionery products, is intense. The Company's primary competitors include companies with substantially greater financial, technological, marketing, personnel and research and development resources than those of the Company. There can be no assurance that the Company will be able to compete successfully in these markets. The Company's toothpaste products will compete with other brand name toothpastes, including Crest, Colgate, Aquafresh, Mentadent, Arm & Hammer Dental Care and Sensodyne. Further, new products or future developments by others may provide therapeutic or cost advantages over the Company's toothpaste and other proposed products. There can be no assurance that developments by others of similar or more effective products will not render the Company's products or technologies noncompetitive or obsolete or that competitors will not challenge the validity of the Company's patent rights. Since the Company's products and proposed products will be new to the market and sold in competition with the products of companies with greater financial and other resources, there can be no assurance that a market for the Company's products and proposed products will develop.

  The Company's non-exclusive license to market products not covered by its exclusive licenses (including oral sprays, mouth rinses, and professional gels) outside of the United States is co-extensive with a license granted to SmithKline, which has financial and other resources that are substantially greater than those of the Company. Therefore, it is likely that the Company will not be able to compete with SmithKline for the sale of those products outside of the United States unless the Company enters into strategic alliances with other companies having financial and other resources comparable to those of SmithKline. However, there can be no assurance that the Company will be able to successfully market products covered by its non-exclusive license, even if it is able to form such alliances. See "--Uncertain Ability to Protect Patents," "Business--Competition" and "--ADAHF Patents and Licenses."

COMPLIANCE WITH THE FDA MONOGRAPH

  The Company's toothpaste products are subject to regulation by the Food and Drug Administration (the "FDA"). The FDA has published a final monograph, Anticaries Drug Products for Over-the-Counter Human Use (the "Monograph"), for over-the-counter ("OTC") anticaries drug products. The Monograph establishes conditions under which OTC drug products that aid in the prevention of tooth decay are generally recognized as being safe and effective and not misbranded. The Company's products may be lawfully marketed without being required to file a New Drug Application (an "NDA") with the FDA, if they use as their sole active ingredient one of the active ingredients permitted in the Monograph and only make labeling claims permitted by the Monograph. The Company's toothpaste and other proposed OTC drug products have been and are being developed with the sole active ingredient being sodium fluoride, an active ingredient permitted under the Monograph, and the Company intends to comply with the Monograph in all other respects. However, there can be no assurance that the FDA will determine that the Company's toothpaste and other proposed OTC drug products meet all of the conditions of the Monograph. The Company will be limited in the claims it can make with respect to its products in order to remain in compliance with the Monograph. The Company's inability to market its toothpaste and other proposed OTC drug products under and in compliance with the Monograph would have a material adverse effect on the Company. See "Business--Government Regulation."

  In order to market its products other than in compliance with the Monograph, the Company would be required to file an NDA. An NDA would require substantial testing procedures which are costly and time consuming. Accordingly, if the Company were required to file an NDA with respect to any of its products, the Company's ability to sell such products in the United States could be delayed indefinitely. Further, the Company may not have sufficient financial or other resources available to complete the NDA process and assuming such financial and other resources are available, there is no assurance that the FDA would approve the Company's NDA, if one were necessary. See "Business--Government Regulation."

COMPLIANCE WITH OTHER GOVERNMENT REGULATION

  In addition to regulation by the FDA under the Monograph, the Company is subject to additional FDA regulation as well as regulation under various other federal and state laws and government agencies. Each domestic drug product manufacturing facility must be registered with the FDA, and each manufacturer must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Domestic manufacturing facilities are also subject to at least biennial inspection by the FDA for compliance with Good Manufacturing Practices ("GMP's") regulations promulgated by the FDA. Compliance with GMP's is required at all times during the manufacture and processing of drug products. Accordingly, to the extent that the Company uses contract manufacturers, such manufacturers must be in compliance with FDA requirements. To date, the Company has used, and plans to continue to use, contract manufacturers to manufacture its Enamelon(TM) toothpaste. If any such manufacturer is not in compliance with GMP's, the FDA could bring an action to enforce its regulations, which could lead to closing such manufacturing facility. In that instance, the Company would be required to contract with another manufacturer, any such contract could possibly be on terms less favorable to the Company than its former agreement, and the sales and marketing of the Company's products could be disrupted. See "--Dependence on Others to Manufacture," "Business--Manufacturing" and "--Government Regulation."

  The FDA has issued a tentative final monograph (the "Tentative Final Monograph"), Oral Health Care Drug Products for Over-the-Counter Human Use, which proposes to recognize the combination of sodium fluoride and the desensitizing agent potassium nitrate as generally recognized as safe and effective and not misbranded. The FDA has issued an enforcement policy permitting the marketing of an anticaries/desensitizing drug product, in accordance with the terms of the Tentative Final Monograph, pending the establishment of a final monograph covering this combination. Although the Company's adult toothpaste for sensitive teeth is being developed to comply with the Tentative Final Monograph, there can be no assurance that the FDA will determine that toothpaste meets the conditions of the Tentative Final Monograph or that the requirements of the final monograph will be the same as those of the Tentative Final Monograph. In either case, the Company would be required to file an NDA, reformulate that toothpaste or discontinue its development. Furthermore, some of the Company's other proposed products may not be covered by an FDA monograph, but may be subject to other FDA regulations, which could require additional testing and could limit the claims that could be made for those products. See "Business--Government Regulation."

  Both the Company's products and its product claims may be challenged by the Company's competitors or by the Federal Trade Commission (the "FTC") or other governmental or private agencies. Such challenges may include an assertion that the data obtained by the Company to substantiate the Company's advertising claims may be inadequate or that such claims are inaccurate. There can be no assurance that the Company will successfully defend any challenge in this area or be able to modify its products or the claims with respect thereto to such an extent that the products remain commercially viable. If the Company is unable to defend such claims, it may become subject to an FTC cease and desist order, which would impair its ability to market its products.

  The laws and regulations administered by governmental agencies are subject to change and varying interpretations. While the Company uses and intends to continue to use its best efforts to comply with relevant laws and regulations, no assurance can be given that an agency might not assert a claim of noncompliance against the Company in the future. Unanticipated changes in laws or adverse interpretations of regulations could materially jeopardize the Company's ability to distribute its products or engage in its contemplated business activities.

  The marketing of the Company's proposed products abroad will be subject to significant regulation by foreign cosmetic and/or drug regulatory agencies. No assurance can be given that the Company will be granted approval to market its proposed products in foreign countries, and the failure to obtain such required approvals would have an adverse effect on the Company's ability to market its products internationally. See "Business--Government Regulation."

DEPENDENCE ON LICENSING AGREEMENTS

  Since the Company believes that the ADAHF Patented Technology is a key element in its product development, the Company considers its license agreements with the ADAHF to be material to the Company's business. If sales of the Company's products in the United States do not generate royalties of at least $17,000 during the last year of any exclusivity period under the Company's exclusive United States license, then the Company will not be entitled to renew the period of exclusivity, and the ADAHF will be entitled to license the ADAHF Patented Technology to the Company's competitors in the United States. The foreign license rights also terminate if the United States license rights terminate, except as to those countries for which the royalty paid in the preceding year exceeds $7,000. Furthermore, if the Company fails to pay the minimum royalties required under the license agreements or otherwise breaches such agreements, then the ADAHF will be entitled to terminate the agreements if such breaches remain uncured. In that event, the Company would be unable to use the ADAHF Patented Technology, which could have a material adverse effect on the ability of the Company to develop, manufacture and sell its products, or even to continue in business. See "Business--ADAHF Patents and Licenses" and "--Patents, Trademarks and Other Proprietary Information."

UNCERTAIN ABILITY TO PROTECT PATENTS

  The Company's ability to compete effectively depends on its success in protecting the Enamelon Technologies, both in the United States and abroad. No assurance can be given that the Company's protection of patents or other proprietary technology within and/or outside of the United States is sufficient to deter others, legally or otherwise, from developing or marketing competitive products using the Enamelon Technologies.

  The patents and pending patent applications constituting the ADAHF Patented Technology (the "ADAHF Patent Rights") and certain of the Enamelon Proprietary Technology (the "Enamelon Patent Rights" and collectively with the ADAHF Patent Rights, the "Patent Rights") are material to the Company's business. No assurance can be given that any further patents will be issued from the United States or foreign patent offices for the Patent Rights or that the Company will receive any patents in the future based on its continued development efforts. The Company believes that the protection afforded by the Patent Rights is material to its future revenues and earnings. There can be no assurance that any of the Patent Rights will be found to be valid or that any of the Patent Rights will be enforceable or prevent others from developing and marketing competitive products or methods. A successful challenge to the validity of the Patent Rights could have a material adverse effect on the Company and could jeopardize its ability to engage in its contemplated business. An infringement action on behalf of the Company to enforce any of the Patent Rights may require the diversion of substantial funds from the Company's operations and may require management to expend efforts that might otherwise be devoted to the Company's operations. Furthermore, there can be no assurance that the Company will be successful in enforcing the Patent Rights. See "--Competition."

  There can be no assurance that patent infringement claims in the United States or in other countries will not be asserted against the Company by a competitor or others, and if asserted, that the Company will be successful in defending against such claims. If any of the Company's products is determined to infringe a patent of others, the Company or its sublicensees may be required to pay substantial damages, may be enjoined from using and selling such product, or may be required to obtain a royalty-bearing license. If such a license is not available, the Company would be required either to redesign those aspects of the product held to infringe so as to avoid future infringement or to stop selling the product. In such case, any redesign efforts undertaken by the Company could require significant expense, be inadequate to avoid infringement, necessitate an FDA review, delay the introduction or the re-introduction of the product into certain markets or be so significant as to be impractical. See "Business--ADAHF Patents and Licenses" and "--Patents, Trademarks and Other Proprietary Information."

PROTECTION OF PROPRIETARY TECHNOLOGY AND INFORMATION

  The Company also intends to rely on trade secrets, know-how and continuing technological advancement to establish and maintain a competitive position in the market for its products. Although the Company has entered into confidentiality and invention agreements with its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. See "Business--Patents, Trademarks and Other Proprietary Information."

EVOLVING PRODUCT FORMULATIONS

  The Company expects that the formulation of its toothpaste and other products will be modified from time to time as a result of the Company's ongoing research and product testing programs. As a result of such modifications, products that the Company produces in the future may differ from those that were the subject of earlier research and testing. Therefore, the research studies conducted to date and relied upon by the Company for efficacy and claims substantiation, as well as the Patent Rights obtained at this time, might not necessarily be applicable to the Company's future product formulations. In that event, the Company may be required to make significant additional expenditures on development and testing of these new formulations and in securing relevant patent rights. Furthermore, there can be no assurance that future product formulations will comply with the Monograph, that the Company will not be required to file an NDA in connection with new product formulations, or that any products using such formulations will be commercially viable. See "--Compliance with the FDA Monograph," "--Compliance with Other Governmental Regulation," "Business--Research and Development," "-- ADAHF Patents and Licenses," and "--Patents, Trademarks and Other Proprietary Information."

DEPENDENCE ON OTHERS TO MANUFACTURE

  The Company is using a contract manufacturer to manufacture its toothpaste products for the United States market. There can be no assurance that if the Company's present contract manufacturer becomes unavailable, the Company will be able to retain another qualified manufacturer on terms favorable to the Company. The

Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other entities on either an exclusive or non-exclusive basis, for manufacturing its products in foreign markets as well as for manufacturing its other proposed products. Manufacturing arrangements in these markets are likely to be encompassed in any agreements establishing such relationships and may place primary manufacturing responsibility on others. The Company has no plan, agreement, understanding or arrangement with respect to such relationships, and no assurance can be given that the Company will enter into any such arrangements.

  The Company's dependence upon others to manufacture its products may adversely affect its future profit margins, if any, and may affect the Company's ability to sell toothpaste and other proposed products on a timely and competitive basis. See "--Compliance with Other Government Regulation" and "Business--Manufacturing."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company's cash requirements may vary materially from those now planned depending on numerous factors, including the status of the Company's marketing efforts, the Company's business development activities, the results of human clinical trials, the regulatory process and competition. Although the Company currently estimates that its cash and cash equivalents on hand, together with the net proceeds of this offering, will be sufficient to finance its working capital and other requirements for a period of approximately two years, there can be no assurance that the Company's financial resources will not be exhausted sooner. Thereafter, if the Company is not profitable, it will need to raise additional funds through public or private financings, including equity financings, which may be dilutive to stockholders. There can be no assurance that the Company will be able to raise additional funds if its capital resources are exhausted, or that funds will be available on terms attractive to the Company or at all. If adequate funds are not available, the Company may be required to reduce materially its proposed operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Use of Proceeds."

PRODUCT LIABILITY

  The sale of any over-the-counter consumer product may result in claims of adverse reactions by users. Although the Company has no intention of marketing any product without reasonable belief in its safety and efficacy when used in accordance with its instructions, misuse of the Company's products may result in consumer injury. In addition, future developments, including possible adverse medical studies and associated negative publicity, could have a material adverse impact on the market for the Company's products and on its results of operations. Further, the Company may be subject to certain consumer claims and informal complaints relating to its products that are incidental and routine to its business and for which the Company intends to maintain insurance coverage.

  The Company currently maintains product liability insurance of $6 million per claim and $7 million in the aggregate on a "per occurrence" basis. Product liability insurance coverage is expensive and subject to many exclusions, and there can be no assurance that the Company will be able to maintain its current insurance coverage or to obtain additional insurance coverage in sufficient amounts or on favorable terms. Exclusions or damage limitations may render any insurance coverage obtained insufficient to protect the Company adequately from the successful assertion of a product liability claim. There can be no assurance that the Company's present or future insurance coverage will be sufficient to satisfy product liability claims, if any, made against the Company with respect to injuries arising from the use of such products. In the event of a successful product liability claim against the Company, the insufficiency of insurance coverage and the negative publicity from such a suit could have a material adverse effect on the Company and jeopardize its ability to engage in its contemplated business activities. There also can be no assurance that the Company will be able to increase such insurance coverage or to maintain such coverage on acceptable terms. If the Company's insurance coverage were to lapse or be terminated, then the Company would have no insurance coverage for claims arising subsequent to the lapse or termination of the policy. Product liability claims successfully asserted after the lapse or termination of the policy could have a materially adverse effect on the Company. See "Business--Liability Insurance."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company will be largely dependent upon the personal efforts of Dr. Steven R. Fox, D. Brooks Cole, Norman Usen and Anthony E. Winston. The loss of the services of any of such persons could have a material adverse effect on the Company's business and prospects. The Company has entered into a five-year employment agreement with Dr. Fox as Chairman of the Board and Chief Executive Officer. As permitted by such agreement, Dr. Fox also currently continues to practice dentistry on a part-time basis. The Company has also entered into an employment agreement with Mr. Cole as President and Chief Operating Officer pursuant to which Mr. Cole serves at the pleasure of the Board of Directors. Although the Company has entered into employment agreements with each of the aforementioned individuals, there can be no assurance that the Company will be able to retain their services. The success of the Company will also be dependent upon its ability to hire and retain additional qualified management, marketing and financial personnel. The Company will compete with other companies with greater financial and other resources for such personnel. See "Management--Employment Agreements."

CONTROL BY PRINCIPAL STOCKHOLDERS

  After giving effect to this offering, the Company's directors, executive officers and principal stockholders will beneficially own approximately 34.8% of the Common Stock (33.4% if the Underwriters' over-allotment option is exercised in full). Consequently, they will have the ability to significantly influence the election of the Company's directors and the outcome of all other issues submitted to the Company's stockholders. See "Principal and Selling Stockholders."

NO ASSURANCE OF ACTIVE OR CONTINUED PUBLIC MARKET; VOLATILITY OF STOCK PRICE

  Although a public trading market for the Common Stock currently exists, there can be no assurance that such trading market will provide significant liquidity with regard to the Common Stock or that such market will be sustained. See "Underwriting."

  Trading volume and prices for the Common Stock have been and could continue to be subject to wide fluctuations in response to quarterly variations in operations, financial results, announcements with respect to sales and earnings, technological innovations, new product developments, the sale or attempted sale of a large amount of securities in the public market, and other events or factors that cannot be foreseen or predicted by the Company. In addition, various factors affecting consumer products companies, as well as price and volume volatility affecting small and emerging growth companies generally, but not necessarily related to their particular operating performance, may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registration rights granted to certain holders of warrants to purchase the Common Stock, or pursuant to other registrations or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. As of September 16, 1997, the Company had approximately 8,101,386 shares of Common Stock outstanding. In addition, the Company has reserved for issuance (i) 1,343,480 shares of Common Stock upon the exercise of options granted under the Company's 1993 Stock Option Plan (the "1993 Plan"), (ii) 121,145 shares upon the exercise of options available for grant under the 1993 Plan, (iii) 750,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the Company's 1997 Stock Option Plan (the "1997 Plan") and (iv) 921,324 shares of Common Stock reserved for issuance upon exercise of outstanding warrants (the "Warrants").

  Of the 8,101,386 shares of Common Stock issued and outstanding, 1,700,000 were sold publicly in the Company's initial public offering, approximately 338,684 shares have been sold publicly pursuant to Rule 144, and 1,200,000 shares may be sold publicly pursuant to a registration statement that was declared effective by the

Securities and Exchange Commission on August 11, 1997. The remaining 4,862,702 outstanding shares of Common Stock are "restricted securities," as that term is defined in Rule 144, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including exemptions provided by Rule 144. All of such shares are presently eligible for resale under Rule 144. In addition, certain of the holders of 558,399 shares of Common Stock and Warrants to purchase 634,617 shares of Common Stock at prices ranging from $3.60 to $5.75 per share have three demand registration rights exercisable until October 24, 2001, and unlimited piggyback registration rights exercisable until January 23, 2003 (subject to certain limitations), and holders of Warrants to purchase 170,000 shares of Common Stock at $8.40 per share have one demand registration right exercisable after October 23, 1997, and certain piggyback registration rights exercisable until October 29, 2001. The Company has obtained waivers of piggyback registration rights exercisable with respect to 1,193,016 shares of Common Stock in connection with this offering. Employees, consultants, and other eligible holders of options to purchase approximately 1,198,431 shares of Common Stock granted under the 1993 Plan prior to the Company's initial public offering also have the right to exercise their options and immediately sell the shares of Common Stock received upon exercise under Rule 144. The Company and each of its executive officers and directors and each of the Selling Stockholders have agreed that, for a period of 120 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sale of its equity securities. See "Principal and Selling Stockholders."

ISSUANCE OF PREFERRED STOCK; ANTITAKEOVER PROVISIONS OF DELAWARE LAW

  The Company's Amended Certificate of Incorporation authorizes the issuance of 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without obtaining stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in the control of the Company. Certain provisions of Delaware law may also discourage third party attempts to acquire control of the Company. See "Description of Securities."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $23.0 million ($26.5 million if the Underwriters' over-allotment option to purchase up to 300,000 shares is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use approximately $15.3 million of the net proceeds of this offering for the marketing costs associated with the national introduction of its toothpaste products and approximately $1.6 million to fund additional research and development to improve the efficacy of, and provide claims substantiation for, the Company's products and proposed products. An additional $1.2 million of the net proceeds will be used to purchase manufacturing equipment for the production of the Company's patented split system toothpaste tube and for high speed tube filling equipment. The balance of the net proceeds will be used for working capital and other general corporate purposes, which may include the acquisition of products or businesses that are compatible with the Company's existing business or the financing of joint ventures or license agreements to market its products. If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds, which will be added to the Company's working capital.

  The foregoing represents the Company's best estimate of its allocation of the net proceeds from the sale of the Common Stock offered hereby based upon the current state of its business operations, its current plans and current economic and industry conditions and is subject to reallocation among the categories listed above or to new categories. The amounts and timing of actual expenditures will depend on numerous factors, including the status of the Company's marketing efforts, the Company's business development activities, the results of human clinical trials, the regulatory process and competition. Additionally, the Company intends to review, from time to time, potential opportunities to acquire, or enter into joint ventures or licensing relationships with respect to, products and businesses compatible with its existing business. The Company may, therefore, use a portion of the net proceeds to make such acquisitions or to fund such joint ventures, although the Company has no agreements or understandings and is not involved in any negotiation with respect to any such transactions.

  The Company believes that the net proceeds of this offering together with its projected cash flow from operations, will be sufficient to finance its working capital and other requirements for a period of approximately two years from the date of this Prospectus. Pending the aforementioned uses, the net proceeds from this offering will be invested in interest-bearing government securities or short-term, investment grade securities.

                                DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by the Company. Any future determination as to payment of dividends will depend upon the Company's financial condition, results of operations and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted to reflect the sale of 1,500,000 shares of Common Stock offered hereby by the Company after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                         AS OF JUNE 30, 1997
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                        -------  --------------
                                                            (IN THOUSANDS)
Stockholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
   authorized; none issued and outstanding.............     --          --
  Common Stock, $.001 par value; 20,000,000 shares
   authorized; 8,101,386 shares issued and outstanding;
   9,601,386 shares issued and outstanding as
   adjusted(2)......................................... $     8     $    10
  Additional paid-in capital...........................  29,695      52,658
  Accumulated deficit during the development stage.....  (9,688)     (9,688)
                                                        -------     -------
    Total stockholders' equity.........................  20,015      42,980
                                                        -------     -------
      Total capitalization............................. $20,015     $42,980
                                                        =======     =======

--------
(1) As adjusted to reflect the consummation of this offering.
(2) Excludes an aggregate of 3,135,949 shares of Common Stock consisting of
    (i) 1,464,625 shares of Common Stock reserved for issuance upon the exercise of options granted or available for grant under the Company's 1993 Stock Option Plan, (ii) 750,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the 1997 Plan and (iii) 921,324 shares of Common Stock reserved for issuance upon exercise of Warrants. See "Shares Eligible for Future Sale."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol ENML since the Company's initial public offering on October 24, 1996. The following table sets forth the high and low sale prices for the Common Stock as reported on the Nasdaq National Market for the periods indicated.

                                                                   HIGH   LOW
                                                                  ------ ------
     1996
     Fourth Quarter (from October 25, 1996)...................... $ 7.25 $ 5.38
     1997
     First Quarter............................................... $25.25 $ 6.00
     Second Quarter.............................................. $27.50 $13.00
     Third Quarter............................................... $19.00 $13.75
     Fourth Quarter (October 1, 1997 through October 16, 1997)... $18.25 $15.00

  On October 16, 1997, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $17.125 per share. As of such date there were approximately 309 holders of record of the Common Stock.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Set forth below is selected financial data with respect to the statements of operations of the Company for the period from June 1992 (Inception) to December 31, 1992, and for the years ended December 31, 1993, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997 and the balance sheets of the Company at December 31, 1992, 1993, 1994, 1995, 1996, and June 30,
1997. Year-end data was derived from the Company's Financial Statements audited by BDO Seidman, LLP, independent certified public accountants, certain of which are included elsewhere in the Prospectus. The data should be read in conjunction with the Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                           JUNE 9, 1992                                          SIX MONTHS ENDED
                            (INCEPTION)     YEAR ENDED DECEMBER 31,                  JUNE 30,           JUNE 9, 1992
                          TO DECEMBER 31, -------------------------------------  ------------------    (INCEPTION) TO
                               1992       1993     1994      1995        1996      1996      1997      JUNE 30, 1997
                          --------------- -----    -----    -------     -------  --------  --------    --------------
STATEMENTS OF OPERATIONS
 DATA:
Total expenses..........       $ 37       $ 311    $ 536    $ 1,081     $ 3,120  $  1,085  $  4,810(1)    $ 9,895
Other charges (income)..        --          (14)     263        (20)       (195)      (68)     (241)         (207)
                               ----       -----    -----    -------     -------  --------  --------       -------
Net loss................       $(37)      $(297)   $(799)   $(1,061)    $(2,925) $ (1,017) $ (4,569)      $(9,688)
                               ====       =====    =====    =======     =======  ========  ========       =======
Net loss per share......        -- (2)      -- (2)   -- (2) $ (0.20)(3) $ (0.52) $  (0.19) $  (0.66)          --
Weighted average shares
 outstanding............        -- (2)      -- (2)   -- (2)   5,234 (3)   5,637     5,443     6,942           --

                                 AT DECEMBER 31,           AT JUNE 30, 1997
                          ----------------------------- ----------------------
                          1992 1993 1994  1995   1996   ACTUAL  AS ADJUSTED(4)
                          ---- ---- ---- ------ ------- ------- --------------
BALANCE SHEET DATA:
Cash and cash
 equivalents............. $ 59 $517 $ 50 $1,791 $11,390 $20,058    $43,323
Total assets.............  112  795  265  2,041  12,392  22,565     45,830
Total liabilities........   57  321  114    174   1,093   2,550      2,850
Total stockholders'
 equity..................  108  744  151  1,867  11,298  20,015     42,980

--------
(1) Total expenses for the six months ended June 30, 1997 have been offset by approximately $346,000 of revenues from sales of Enamelon(TM) toothpaste in test markets.
(2) Earnings per share are not presented for prior periods since the Company does not believe historical earnings per share are meaningful as a result of changes in the Company's capital structure following the completion of its initial public offering in October 1996.
(3) Earnings per share are presented for 1995 on a pro forma basis to give retroactive effect to the conversion of the redeemable preferred stock as a result of the public offering in October 1996.
(4) As adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, as well as in the sections entitled "Risk Factors" and "Business."

RESULTS OF OPERATIONS

 Six Months ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  Total expenses were approximately $4,810,000 for the six months ended June 30, 1997, compared with total expenses of approximately $1,085,000 for the same period in the prior year, an increase of $3,725,000. This increase was primarily the result of higher marketing and selling expenses of $2,332,000, higher research and development expenses of $665,000, higher administrative and other expenses of $728,000.

  Marketing and selling expenses increased from $42,000 to $2,373,000 primarily as a result of the efforts to support the launch of the Company's initial toothpaste product into test markets. Since the Company is still considered to be in the development stage for financial reporting purposes, marketing expenses are offset by revenues, which for the six months ended June 30, 1997 were $346,000.

  Research and development expenses increased from $674,000 to $1,339,000 primarily as a result of studies performed at universities and research facilities and development activities necessary to broaden additional testing after successfully conducting in vitro and animal studies and starting intra-oral and small-scale human clinical studies.

  Administrative and other expenses increased from $370,000 to $1,097,000 primarily attributable to increased payroll and benefits, consulting and other administrative office expenses which resulted from the Company's expanded operations.

  Interest and dividend income increased from $68,000 to $241,000 primarily due to the increase in cash and cash equivalents from the initial public offering in October, 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Total expenses were approximately $3,120,000 for the year ended December 31, 1996, compared with total expenses of $1,081,000 in the prior year, an increase of $2,039,000. This increase was primarily the result of higher marketing and selling expenses of $362,000, higher research and development expenses of $1,215,000 and higher administrative and other expenses of $462,000. Additionally, the Company anticipates that total expenses will increase over the next few years as the Company increases its product development, manufacturing and marketing activities. Such increased business activities will require additional personnel and payments to third parties.

  The increase of $362,000 in marketing and selling expenses resulted from marketing creative fees necessary to bring the Company's product to test market.

  The increase in research and development expenses from $547,000 to $1,762,000 resulted from the expansion of the Company's research and development program at its laboratory facility and clinical testing at various independent oral care research facilities in the United States.

  The increase in administrative and other expenses from $534,000 to $996,000 is primarily attributable to increased consulting and administrative office expenses, associated with the hiring of additional personnel.

  These increases were offset in part by $195,000 of interest and dividend income earned from $10,425,000 of net proceeds from the Company's initial public offering in October 1996.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total expenses were approximately $1,081,000 in 1995, compared with total expenses of $536,000 in 1994, an increase of $545,000. The increase was primarily attributable to a $341,000 increase in research and development expenses and a $204,000 increase in administrative expenses.

  The increase in research and development expenses from $206,000 to $547,000, was primarily the result of the expansion of the Company's research and development program at its laboratory facility, additional laboratory supplies, expansion of the in vitro studies and the initiation of in vivo studies at the University of Connecticut. The increase was also attributable to increased compensation for the Company's Vice President of Product Development/Operations and the hiring of a Vice President of Technology and Clinical Research.

  During 1995, ten in vitro studies, comparing approximately 120 potential formulations, were performed at Indiana University. Based on the data and the results of in-house laboratory studies, the Company successfully transitioned the science from a concept to practical technology, which can be incorporated into toothpaste. Results from animal studies at the University of Connecticut provided the Company with the initial indication that the technology successfully enhanced remineralization.

  The increase in administrative and other expenses from $331,000 to $534,000, was primarily attributable to increased legal and accounting fees incurred in connection with the Company's efforts to secure additional investment capital and the preparation of interim financial statements. The increase was also attributable to increased compensation for the Company's Chief Executive Officer.

  The net loss in 1994 was increased by approximately $270,000 as a result of the Company expensing deferred offering costs related to a proposed private placement transaction that was not consummated. See "Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception in June 1992, the Company has financed its operations primarily through private placements of Series A Preferred Stock and Common Stock and a public offering of Common Stock, all totaling approximately $29.4 million, net of expenses and underwriting discounts. In June 1997, the Company and a selling stockholder completed a private placement of 1,200,000 shares of Common Stock at $13.00 per share, of which 1,080,000 shares were sold by the Company. Net cash proceeds to the Company from such private placement were $13,077,000. At June 30, 1997, the Company had cash and cash equivalents of approximately $20,058,000 and working capital of $18,558,000. The Company has no outstanding debt or available lines of credit as of June 30, 1997.

  Since its inception and through June 30, 1997, the Company has incurred losses aggregating approximately $9,688,000 and had available net operating loss carryforwards as of June 30, 1997 of approximately $9,688,000. The net operating loss carryforwards will expire if not used by the period from 2007 through 2011 and may be limited by United States federal tax law as a result of future changes in ownership. The Company expects to continue to incur operating losses at least through 1999 while it continues clinical testing and initial toothpaste marketing efforts. In March 1997, the Company began to test market Enamelon(TM) all family toothpaste in selected United States markets. The Company intends to begin a national introduction of this product in the first half of 1998.

  Since its inception and through June 30, 1997, the Company has paid $1,177,000 for the purchase of equipment and approximately $367,000 for costs associated with obtaining patents, trademarks and licenses.

  The Company's cash requirements may vary materially from those now planned depending on numerous factors, including the status of the Company's marketing efforts, the Company's business development activities, the availability of alternative financing for the acquisition of manufacturing equipment, the results of clinical trials, the regulatory process and competition. The Company currently estimates that cash and cash equivalents on hand together with the net proceeds of this offering, will be sufficient to finance its working capital and other requirements for a period of approximately two years. Thereafter, or sooner if conditions necessitate, the Company may need to raise additional funds through public or private financings. If adequate funds are not available, then the Company may be required to reduce the scope of proposed operations.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." In accordance with this statement, basic earnings per share are based on the weighted average shares outstanding during the period and diluted earnings per share are based on the weighted average number of common shares and all dilutive potential common shares that were outstanding during the period. Effective December 15, 1997, the Company will adopt this statement. The effect of the adoption will not have a material impact on the Company's net loss per share previously reported.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement, which is effective in 1998, requires disclosure of reportable operating segments. The Company will be reviewing this statement to determine its applicability to the Company, if any.

                                   BUSINESS

OVERVIEW

  Enamelon, Inc. is focused on developing and marketing over-the-counter oral care products that stop cavities before they begin. The Company's products are based on proprietary formulations and technologies that have been shown in animal and in vitro studies to enhance remineralization of tooth enamel and to prevent early stage tooth decay. Enamelon(TM) anticavity fluoride toothpaste contains the active ingredient sodium fluoride, plus calcium and phosphate ions, to enhance the remineralization of tooth enamel. The Company has launched its initial product, Enamelon(TM) all-family toothpaste, into markets comprising approximately 5% of United States households and expects to begin a national introduction in the first half of 1998. The Company is also consumer testing an adult toothpaste for sensitive teeth and expects to begin the national introduction of that product in late 1998.

  The Company holds licenses from the ADAHF to use the ADAHF Patented Technology. The ADAHF has granted the Company (i) exclusive United States and foreign licenses to develop, manufacture and market toothpaste and chewing gum and other food and confectionery products using the ADAHF Patented Technology and (ii) a non-exclusive international license covering products not covered by the Company's exclusive licenses (including oral spray, mouth rinse and professional gel products) using the ADAHF Patented Technology. The Company's international license is co-extensive with a non-exclusive international license granted to SmithKline, which also obtained from the ADAHF an exclusive United States license covering products not covered by the Company's exclusive licenses. The Company will be required to pay the ADAHF royalties under these license agreements.

  The Company itself has also developed the Enamelon Proprietary Technology. It has been granted five United States patents for methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization, and one patent for its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has 11 patent applications with respect to certain Enamelon Proprietary Technology pending in the United States and 10 patent applications pending in foreign jurisdictions.

  The Company's objective is to become a leading marketer of a variety of oral care and chewing gum and other food and confectionery products based on the Enamelon Technologies.

  The significant events in the Company's progress to date include the following:

  . In 1992, the Company was organized and received from the ADAHF exclusive
    United States and foreign licenses for toothpaste and chewing gum and other food and confectionery products, and a non-exclusive international license for products not covered by the exclusive licenses.

  . In January 1995, the Company conducted successful in vitro testing of a prototype formulation using the Enamelon Technologies at the Oral Health Research Institute of Indiana University.

  . In October 1995 and January 1996, the Company conducted successful animal studies of a prototype formulation using the Enamelon Technologies at the School of Dentistry of the University of Connecticut.

  . In June 1996, the Company commenced preliminary intra oral and clinical studies of its toothpaste intended to establish additional advertising claims.

  . In October 1996, the Company completed its initial public offering of 1,700,000 shares of Common Stock at $7.00 per share receiving net cash proceeds of approximately $10.4 million.

  . In November 1996, the Company was granted its first patent and in 1997 was granted five additional patents, all of which relate to Enamelon Proprietary Technology. See "Patents, Trademarks and Other Proprietary Information."

  . In March 1997, the Company initiated marketing activities for Enamelon(TM) toothpaste in selected United States markets.

  The Company is currently selling Enamelon(TM) all-family toothpaste in markets comprising approximately 5% of all United States households, which include Seattle, Washington; Denver, Colorado; Tampa, Florida; Buffalo/Rochester, New York; Pittsfield, Massachusetts; and Midland, Texas. In addition, the Company is conducting intra-oral and small-scale human clinical studies to establish additional advertising claims to consumers and dentists. The Company expects to introduce Enamelon(TM) all-family toothpaste nationally in the first half of 1998.

  The worldwide toothpaste market is estimated to exceed $5.0 billion in annual retail sales. Annual toothpaste sales in the United States are estimated to be $1.8 billion in 1997 and are projected to reach $2.0 billion by the year 2000. Over the last five years, the toothpaste market has become segmented as new, premium-priced products offering benefits such as tartar control or whitening or containing ingredients such as baking soda have steadily attracted consumers away from older, more mature products.

TECHNOLOGY

  On a daily basis, teeth lose small amounts of calcium and phosphate, the major structural ingredients of tooth enamel. This demineralization occurs as plaque acids gradually dissolve tooth enamel.

  Saliva contains low levels of calcium and phosphate ions to naturally fight this demineralization process. The presence of fluoride in the saliva is also known to facilitate remineralization of calcium and phosphate. However, remineralization is limited by the small amounts of calcium and phosphate ions normally present in the saliva. If the demineralization process is not balanced by remineralization, it eventually dissolves the mineral structure of the tooth and causes dental cavities, which can only be repaired by a dentist.

  In the 1950's, scientists at Indiana University discovered that the inclusion of fluoride in toothpaste reduces the incidence of tooth decay. When teeth are brushed with a fluoride-containing toothpaste, the fluoride diffuses into the tooth. This fluoride promotes the subsequent uptake of minerals, including calcium and phosphate, from saliva. However, with currently available fluoride toothpastes, this process is limited by the low levels of calcium and phosphate ions found in saliva. This slow remineralization process can be overcome by demineralization cycles resulting in the gradual destruction of the mineral structure of teeth.

  In contrast, the Company's studies have demonstrated that Enamelon(TM) toothpaste simultaneously supplies the active ingredient, sodium fluoride, and high concentrations of ions of the inactive ingredients calcium and phosphate in soluble form during brushing. The Company's in vitro and animal studies have demonstrated that Enamelon(TM) toothpaste enhances remineralization with a higher level of fluoride uptake, and the tooth structure was shown to be strengthened and hardened. This makes the tooth less soluble and more resistant to attacks by acids from decay-causing bacteria. The Company currently is conducting intra-oral and small-scale human clinical studies intended to establish additional advertising claims. See "--Research and Development".

STRATEGY

  The Company's objective is to develop a variety of oral care and chewing gum and other food and confectionery products that are based on the Enamelon Technologies and prevent tooth decay at its earliest stage. The Company has developed a strategic plan to accomplish this goal. The Company's primary strategies are to:

  . Launch Enamelon(TM) Toothpaste. The Company is focusing on the national introduction of its Enamelon(TM) all-family toothpaste in the first half of 1998 and the launch of an adult toothpaste for sensitive teeth in the United States later in 1998. The Company is developing its toothpaste products and packaging, along with the necessary manufacturing processes required to achieve desired production speeds while controlling manufacturing costs. The Company seeks to establish distinctive brand identity emphasizing the enhanced remineralization benefits of its products, which will be communicated to both consumers and dental professionals.

  . Conduct Further Testing. The Company believes that a heightened understanding of the chemistry required for effective remineralization of tooth enamel will lead to stronger protection from competition. Human clinical studies are being conducted to establish additional marketing claims for consumers and dentists.

  . Collaborate with Corporate Partners in Certain Product Areas and
    International Markets. The Company intends to seek domestic and international strategic alliances with consumer product companies that will assist in the marketing and manufacturing of oral care products outside of the United States.

  . Capitalize on Additional Commercial Applications. The Company believes that products such as chewing gum, mouthwash, dental gels, lozenges and mints may provide benefits similar to those of its toothpaste and represent large potential markets for the application of the Enamelon Technologies.

PRODUCTS

  The Company has introduced toothpaste as its initial product line. The Company also is exploring application of the Enamelon Technologies to mouth rinse, professional gel and chewing gum and other food and confectionery products, which it intends to develop after the national introduction of its all-family toothpaste and its adult toothpaste for sensitive teeth. See "-- ADAHF Patents and Licenses," "--Patents, Trademarks and Other Proprietary Information," "Risk Factors--Dependence on Successful Development of Initial Products," and "--Uncertainties Related to Development of Additional Products."

 Toothpastes

  All-Family Toothpaste. The Company's introductory product, Enamelon(TM) all-family fluoride toothpaste, provides the active ingredient sodium fluoride and is formulated to stop cavities before they begin and to enhance remineralization of tooth enamel. Product development activities for the Company's all-family toothpaste were completed at the end of 1996. The Company introduced its toothpaste into test markets consisting of approximately 5% of United States households in the early part of 1997. The Company intends to begin a national introduction of this product in the first half of 1998.

  Adult Toothpaste for Sensitive Teeth and Other Toothpaste Products. The Company is planning to follow-up the introduction of its all-family toothpaste with a toothpaste for sensitive teeth with the active ingredients sodium fluoride and potassium nitrate. This toothpaste will enhance remineralization of tooth enamel and provide cavity prevention and pain relieving properties for individuals with exposed dentin caused by receding gums. The Company is currently consumer testing its package design, product appeal and product performance of the initial formulations of its toothpaste for sensitive teeth and plans to commercially introduce such product by the end of 1998. Other products, such as tartar control and gum care toothpastes, are also anticipated as possible future product line extensions. See "Risk Factors-- Uncertainties Related to Development of Additional Products."

  In order to dispense its toothpaste products, the Company has developed a patented split system toothpaste tube that simultaneously dispenses two formulations. The split system tube has dual chambers, maintaining separation between two-component formulations until they are dispensed onto a toothbrush. Unlike presently used split system toothpaste dispensing systems, which employ expensive pumps, the Company's tube was designed to be filled with conventional high-speed tube filling equipment, thus making the cost lower than other dual chamber toothpaste dispensing systems. The split system tube may also have commercial applications outside of the toothpaste field. See "Business--Manufacturing."

 Additional Potential Products

  The Company has initiated marketing and product development activities for a range of new products based on the Enamelon Technologies. In particular, the Company has targeted the chewing gum market, because it believes that chewing gum represents an attractive delivery system for the Enamelon Technologies in a market that exceeded $1.3 billion of United States retail sales in 1996. The Company has developed a prototype chewing gum product and is exploring strategic alliances with major confectionary manufacturers for marketing, sales and distribution of a chewing gum in the United States and international markets. The Company believes that a chewing gum formulated using the Enamelon Technologies may reduce the demineralizing effects of plaque acids through the increased stimulation of saliva. Accordingly, the Company believes that its proposed chewing gum may be a beneficial supplement to brushing. FDA regulations, however, may limit claims that the Company can make for its proposed chewing gum.

  The Company also believes that the use of the Enamelon Technologies in other food and confectionary products, such as lozenges or mints, can provide benefits similar to those in the Company's toothpaste and other proposed oral care products. The Company has begun to evaluate the possible uses of the Enamelon Technologies in these products and intends to explore such applications following the commercialization of its toothpastes.

  The Company is also pursuing the development of other oral care products, including mouthwash and professional gels for foreign markets and professional dentifrices for both the domestic and foreign markets. The Company believes that these products will compliment its existing products and broaden its position in the oral care category.

MARKETING

  The Company's marketing strategy aims to create product and brand awareness among consumers by promoting the unique technology and health benefits of its products. To differentiate its products from the competing toothpaste and oral care products, the Company has positioned its products at the high end of the price spectrum with a product that the Company believes will make teeth stronger and more resistant to tooth decay. The Company uses daytime and primetime television advertising, consumer sampling programs and distribution of coupons by mail and Sunday newspaper supplements to educate consumers and create demand.

  In addition, the Company is targeting the dental profession to create awareness of its remineralization technology and its products. To implement this strategy, the Company frequently places technical articles in professional journals, attends professional conventions and develops direct response programs directed to dentists and dental hygienists for distribution of patient samples. The Company believes that these programs have been well received and that the long term benefits of professional endorsements for its products are significant.

  The Company is selling Enamelon(TM) toothpaste in four major United States markets: Seattle, Washington; Denver, Colorado; Tampa, Florida; and Buffalo/Rochester, New York. These markets account for approximately 5% of United States households and enable the Company to measure the brand's performance under actual competitive retail conditions. The Company is also selling its all-family toothpaste in two Behavior Scan(R) markets: Pittsfield, Massachusetts and Midland, Texas. Behavior Scan(R) is a market research division of Information Resources Inc. (IRI). These markets are being used to accurately measure consumer sales on a continuous basis through in store UPC scanners. In these markets, the Company's marketing plans are precisely executed and consumer acceptance of its products under retail conditions can be measured and evaluated.

  The Company believes that its toothpaste marketing programs have been successful to date. In the first 20 weeks in the Behavior Scan(R) markets, overall market share has exceeded the Company's original expectations. In these markets, Behavior Scan(R) surveys have shown that sales of the six ounce size of Enamelon(TM) toothpaste rank in the top 10% of all items in the toothpaste category and that household penetration is increasing. A separate independent survey has shown that the level of consumer satisfaction among consumers who have purchased Enamelon(TM) toothpaste is high.

  The Company believes that retailers in the markets in which it participates have reacted positively, distribution for Enamelon(TM) toothpaste having been obtained in retail outlets that account for more than 70% of toothpaste category sales. To support its marketing efforts, the Company is outsourcing the services of a sales management organization that has ties with national retailers. In addition, the Company is recruiting, training and supervising food brokers that have relationships with regional food chains.

  The information received from these initial markets is being used to refine the Company's plans for the national launch of Enamelon(TM) all-family toothpaste, which is scheduled to begin in the first half of 1998.

RESEARCH AND DEVELOPMENT

  The Company operates a research and development facility in East Brunswick, New Jersey, with a staff of six chemists. The Company's research and development activities relate to technology, formulation, flavor, packaging and process development, and stability and safety evaluations. In addition, the Company sponsors research related to efficacy testing at leading universities and outside research facilities.

  Prior to the market introduction of Enamelon(TM) toothpaste, the Company conducted in vitro and animal studies to assess the effectiveness of the Enamelon Technologies. The results of the in vitro studies generally demonstrated that the prototype toothpaste formulations using the Enamelon Technologies resulted in increased hardness and fluoride uptake over that obtained by the prevailing industry standard. The results of the animal studies generally demonstrated that interproximal lesions were reduced over a two-week period with daily treatment with prototype formulations. While the formulations used in the foregoing tests differ from the final formulation of Enamelon(TM) toothpaste, similar ingredients are used in the final formulation, and the Company believes that the results of similar in vitro and animal tests with the final formulation would not differ significantly from those described above.

  The Company has also conducted the studies required by the Monograph in order to sell Enamelon(TM) toothpaste to the public and is now performing additional in vitro, animal, intra-oral and small-scale human clinical studies at leading independent oral research facilities in the United States, which are intended to begin to establish additional advertising claims.

  Notwithstanding the foregoing, the results of the Company's in vitro and animal tests are not necessarily indicative of the results that will be obtained in human clinical studies. The human studies are being conducted under substantially different conditions from those of the laboratory tests, and there can be no assurance that the human studies will support additional advertising claims, including comparative claims. While studies to date support the claims being made for Enamelon(TM) toothpaste, there can be no assurance that additional studies will be supportive, that additional claims can be made for the product, or that the technology can be applied in other oral care products. Furthermore, some of the Company's other proposed products may not be covered by the Monograph, but may be subject to other FDA regulations, which could require additional testing and could limit the claims that could be made for those products. See "Risk Factors--Dependence on Successful Development and Marketing of Initial Product," "--Substantiation of Additional Advertising Claims," and "--Compliance with the FDA Monograph."

  The current focus of the Company's toothpaste development program is on the development of a toothpaste for sensitive teeth. The Company has also begun to conduct research on methods for employing the Enamelon Technologies in other oral care products that it will seek to market. However, the formulations of the Company's toothpaste products and other proposed products constantly change as dictated by consumer testing and research and development. See "Risk Factors--Evolving Product Formulations."

  In June 1997, the Company leased approximately 5,000 square feet of space near its New Jersey offices for use as the Company's pilot manufacturing facility. The Company believes that the additional space and equipment will enable it to enhance its ability to develop new and improved product formulations using the Enamelon Technologies. See "Business--Properties."

  From the Company's inception to June 30, 1997, the Company spent approximately $3,970,705 on its research and development activities, including $1,762,000 for the year ended December 31, 1996. The Company expects the level of its research and development expense to increase in the future.

MANUFACTURING

  The Company currently uses a contract manufacturer to manufacture its toothpaste products for the United States market. In connection with the foreign marketing of its toothpaste products, as well as domestic and foreign marketing of its other proposed products, the Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other third parties on either an exclusive or non-exclusive basis. Manufacturing arrangements in these markets are likely to be reflected in any agreements establishing such relationships and may place primary manufacturing responsibilities on others.

  The Company possesses laboratory size batching and tube filling capabilities, enabling it to produce small quantities of its proposed products at Enamelon's laboratory facility. The Company has contracted with an FDA-approved manufacturer with facilities capable of providing proper batching and high speed filling and packaging, according to the Company's specifications. The Company purchases all packaging and raw materials, and the manufacturer is responsible for quality control. The Company maintains a quality assurance program that supplements the manufacturer's quality control program.

  The Company has purchased manufacturing equipment for the production of its patented, split system toothpaste tube and for high speed tube filling. The equipment is owned by the Company for use by the contract manufacturer. The Company believes that this will provide greater long-term flexibility, permitting it to change manufacturers or even to commence its own manufacturing operations. As demand for the Company's products increases, it may be necessary to use other contract manufacturers. See "Business-- Government Regulation," "Use of Proceeds," "Risk Factors--Dependence on Others to Manufacture" and "--Compliance with Other Government Regulations."

COMPETITION

  The United States toothpaste industry is dominated by Procter & Gamble Co.'s Crest, Colgate-Palmolive Company's Colgate, SmithKline's Aquafresh, Chesebrough-Pond's USA Co.'s Mentadent, Church & Dwight Co., Inc.'s Arm & Hammer Dental Care, and Block Drug Co., Inc.'s Sensodyne. The industry is led by Procter & Gamble Co. and its leading brand, Crest, which established its position as a market leader when it received the seal of the American Dental Association's Council on Dental Therapeutics for its use of fluoride in the early 1960's.

  Although the toothpaste market is mature, in recent years new products have captured market share from established brands. Market share gains have been achieved by higher priced, more therapeutically oriented new products with unique marketing positions. Consequently, the Company believes that the focus on enhanced remineralization of tooth enamel will capture consumer and professional interest. See "Risk Factors--Dependance on Successful Development of Initial Product" and "--Competition."

  If the Company attempts to develop a chewing gum using the Enamelon Technologies, then it will be entering a highly competitive industry. The chewing gum market in the United States is dominated by major competitors including Wm. Wrigley Jr. Co., Warner-Lambert Company and RJR Nabisco, Inc. The Company also intends to compete in other food and confectionery categories. To the extent that the Company will sublicense or enter into joint ventures or strategic partnerships with major consumer products companies for any of its food or confectionery products, of which no assurance can be given, it may be aligning itself with one or more of its major competitors instead of competing with them. The Company will also be required to comply with applicable FDA regulations, which may limit the claims that may be made for the Company's proposed food and confectionery products.

  Additionally, the Company is pursuing the development of its rights to manufacture and market mouth rinses and professional gels outside of the United States, in addition to its proposed toothpastes and chewing gum and other food and confectionery products. The international markets for these products are in many ways similar to the United States markets in that consumers are becoming increasingly aware of the importance of oral hygiene. Product innovation with emphasis on therapeutic benefits is continuous. The Company's competition in markets outside the United States will vary by product and from country to country. However, in general, such markets tend to be highly competitive and dominated by large multinational and domestic corporations. The Company does not presently have the resources that are necessary to compete on a global scale and intends to seek corporate partners and/or negotiate license agreements with companies that have the resources to compete effectively in foreign markets. Although the Company will attempt to form strategic alliances with global companies, it may also seek to negotiate on a country-by-country basis with major regional companies, as necessary or appropriate.

ADAHF PATENTS AND LICENSES

  The United States and foreign patents and pending patent applications constituting the ADAHF Patented Technology (the "ADAHF Patent Rights") and certain of the Enamelon Proprietary Technology (the "Enamelon Patent Rights" and collectively with the ADAHF Patent Rights, the "Patent Rights") are material to the Company's business.

 United States License Agreement

  The ADAHF Patent Rights licensed to the Company relate to five United States patents. Three of the issued patents relate to formulations, applicable to toothpastes, chewing gums, mouth rinses and professional gels, containing or capable of producing Amorphous Calcium Phosphate, Amorphous Calcium Carbonate Phosphate and Amorphous Calcium Phosphate Fluoride, as well as the application of these formulations to teeth. The other two patents relate to Amorphous Calcium Phosphate Carbonate Fluoride and Amorphous Calcium Fluoride compounds and other technology not covered in the first three United States patents.

  In June 1992, the Company entered into a license agreement with the ADAHF, which was subsequently restated and amended (the "License Agreement"). The License Agreement grants the Company the exclusive United States license to manufacture and sell toothpastes and chewing gum and other food and confectionery products using the ADAHF Patented Technology. Under the License Agreement, the Company is required to make royalty payments of 4% of net sales, subject to minimum royalty payments of $3,000 in 1992, $5,000 in 1993 and $7,000 in each subsequent year. The License Agreement extends until three years after the Company determines and thereafter notifies the ADAHF that the following two conditions have been met: (i) the material claimed in the ADAHF patents and patent application has been stabilized in the form to be used in toothpastes, tooth cleansing gels, tooth cleaning powder, chewing gums, confections and foods to enable it to be stored and marketed in a manner similar to other such products and (ii) a licensed product has received the first FDA approval necessary, if any, for marketing to professionals or the general public. The exclusive license under the License Agreement may be extended by the Company in additional four-year increments as to each of the product categories or as to all such product categories, provided that the Company has complied with its royalty and other obligations under the License Agreement and has, as to each relevant product category or categories, sold products generating more than $17,000 in royalties in the last year of the preceding exclusivity period. Unless the License Agreement is otherwise terminated as provided therein, it will extend for the term of the last to expire of any patent licensed under the License Agreement in the United States, including patents of improvements licensed as described below. If the period of exclusivity under the License Agreement is not renewed, then the license becomes non-exclusive for the remaining term of the agreement. The Company paid $5,000 as an initial license fee under the License Agreement.

  The License Agreement may not be assigned, transferred or sublicensed by the Company without the prior written consent of the ADAHF, which consent may not be unreasonably withheld. However, the License Agreement may be assigned to another company in which the Company or Dr. Fox owns more than 50% of the voting stock without the prior written consent of the ADAHF.

  The License Agreement provides that improvements that are used with or that require use of toothpastes and chewing gum and other foods or confections that embody material claimed in the ADAHF Patent Rights, as well as any improvements and inventions that are made jointly by the Company and the ADAHF that do not relate to remineralization or commercialization of such products or of the subject matter of the ADAHF Patent Rights, will be owned by the ADAHF and licensed to the Company. The Company has the right to veto the granting of third-party licenses relating to such improvements and inventions that are developed in part by the Company.

  The ADAHF Patent Rights may claim the effectiveness of ingredients that do not fall under the Monograph. However, Enamelon(TM) toothpaste does not rely on those ingredients as active ingredients, but relies only on sodium fluoride as the sole active ingredient. See "Risk Factors--Compliance with the Monograph" and "--Compliance with Other Government Regulation."

 Foreign License Agreement

  In November 1992, the Company entered into a foreign license agreement with the ADAHF, which was subsequently restated and amended (the "Foreign License Agreement"). The Foreign License Agreement grants the Company an exclusive license to manufacture and sell toothpastes and chewing gum and other food and confectionery products using technology that is the subject matter of foreign patent applications filed by the ADAHF in certain foreign countries. In addition, the Foreign License Agreement grants the Company the non-exclusive right to manufacture and sell other products in such countries using the technology that is the subject of such foreign patent applications, including oral sprays, mouth rinses and professional gels. Under the Foreign License Agreement, the Company is required to pay 7% of net sales (4% if such sales are made by an entity that enters into a joint venture with the Company and bear the costs of prosecution of foreign patent applications). If the Company sublicenses a foreign patent, it is required to pay to the ADAHF 25% of the gross income resulting from such sublicense actually received by the Company. The Foreign License Agreement expires upon the earlier of the termination of the License Agreement, except as to those countries for which the royalty paid per country in the preceding year exceeded $7,000, or the expiration of the last to expire of any foreign patent licensed under the Foreign License Agreement or the abandonment or lapse of all foreign patents and applications. The ADAHF may abandon or permit the lapse of all foreign patent applications and foreign patents and retains the authority to make all final decisions controlling patent prosecution and maintenance. If the ADAHF does abandon or permit the lapse of foreign patent applications or foreign patents, competitors would be free to manufacture and sell products using the ADAHF Patented Technology that could compete with the Company's toothpaste or other proposed products in those countries.

  The Company was notified in July 1995 that the ADAHF entered into a license agreement with SmithKline for exclusive rights in the United States for the fields of use other than toothpastes, chewing gum and other food and confectionery products (including oral sprays, mouth rinse and professional gels) utilizing the ADAHF Patented Technology. The Company's non-exclusive rights for these additional applications outside of the United States are co-extensive with the non-exclusive rights granted to SmithKline for these products outside of the United States. Since SmithKline has substantially greater financial and other resources than those of the Company, the Company may be limited in its ability to compete effectively with SmithKline outside of the United States, unless the Company enters into a strategic alliance with another company having financial and other resources comparable to those of SmithKline. See "Risk Factors--Competition."

  Under the Foreign License Agreement, the Company was also granted an option and right of first refusal during the term of the Foreign License Agreement, for a limited license under future patents and patent applications for inventions and material covered by and claimed in the ADAHF's foreign patent rights, for all territories not included within the United States or licensed territories under the licenses, with respect to toothpastes and chewing gum and other food and confectionery products. Before granting such a license for a territory to third-parties, the ADAHF must first notify the Company, which will then have the right to obtain a license for that territory on terms consistent with the Foreign License Agreement. To the extent the ADAHF has not granted a license to a third-party notwithstanding the Company's failure to exercise its right of first refusal, the Company has the additional option to receive a license in any of such territories on terms consistent with the Foreign License Agreement.

  The Company presently is the licensee under the Foreign License Agreement of certain ADAHF Patent Rights under patent applications pending in six foreign jurisdictions. Patent applications made in certain other foreign jurisdictions, however, have been abandoned, and the other pending foreign patent applications with respect to the ADAHF Patent Rights may also be abandoned. Nevertheless, the Company believes that its filing of current and contemplated patent applications with respect to the Enamelon Patent Rights in any foreign jurisdictions in which patent applications have been abandoned and the subsequent issuance of patents in those jurisdictions will be adequate to preclude other manufacturers from using the Enamelon Technologies in those jurisdictions. There can be no assurance, however, that patents will issue in those jurisdictions or that manufacturers outside of the United States will not infringe the Patent Rights or challenge their validity. See "Risk Factors--Uncertain Ability to Protect Patents and Other Intellectual Property" and "Business--Patents, Trademarks and Other Proprietary Information."

  Both the License Agreement and the Foreign License Agreement provide that the ADAHF has the right to consent, which consent may not be unreasonably withheld, to any assignment of the ADAHF Patented Technology in connection with any joint venture between the Company and a third party to manufacture, use or sell products using the ADAHF Patented Technology. In addition, the License Agreement and Foreign License Agreement are both subject to (i) licenses granted to the United States government, which are not transferable for non-commercial purposes and (ii) rights retained by the ADAHF to make and use its inventions for research and testing, but not to sell or use them commercially in fields licensed exclusively to the Company.

  The ADAHF has made no representation or warranty, express or implied, with respect to the efficacy or possible commercial exploitation of the Company's proposed products.

PATENTS, TRADEMARKS AND OTHER PROPRIETARY INFORMATION

 Patents

  The Company has been granted five United States patents relating to methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization, and one patent relating to its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has 11 patent applications with respect to various aspects of the Enamelon Technologies pending in the United States, 6 patent applications pending with the PCT countries (which include Canada, Japan, Belgium, France, Germany, the United Kingdom, the Netherlands, Australia, and Sweden, among others), and 4 patent applications pending in India. The issued patents and the patent applications relate to the Company's remineralization technology as it could be applied to a broad range of oral care and food products, including toothpaste, mouth rinse, chewing gum, lozenges, and professional treatments. No assurance can be given that the pending patent applications will issue or that if they do issue, the claims will be of sufficient scope to prevent competitors from marketing certain products that are similar to the Company's toothpaste or other proposed products.

  To the extent that the methods and materials covered by the Enamelon Patent Rights result in and rely on the formation of compounds covered by the ADAHF Patent Rights, the Company will have to pay royalties to the ADAHF under the License Agreements, even if the Company is using technology covered by the Enamelon Patent Rights in the manufacture of its products. No such royalties will be payable with respect to products using technology not covered by the ADAHF Patent Rights. Company scientists and ADAHF scientists are presently determining whether Enamelon(TM) toothpaste uses any of the technology covered by the ADAHF Patent Rights. See "Business--ADAHF Patents and Licenses."

  The Enamelon Patent Rights may claim the effectiveness of ingredients that do not fall under the Monograph. Enamelon(TM) toothpaste relies only on sodium fluoride as the sole active ingredient, which is covered by the Monograph.

  The Company is not aware of the existence of any challenges to the validity of the Enamelon Patent Rights or of any claim made by a third party of patent infringement with respect to Enamelon(TM) toothpaste. No assurance can be given, however, that such challenges or claims will not be asserted in the future. See "Risk Factors--Uncertain Ability to Protect Patents and Other Intellectual Property."

  The ADAHF has advised the Company that the ADAHF may have co-inventorship rights to certain Enamelon Patent Rights. If the ADAHF has such co-inventorship rights, such Enamelon Patent Rights will be assigned to the ADAHF under the License Agreement and the Foreign License Agreement and will be licensed back to the Company under the License Agreement and the Foreign License Agreement, as the case may be. In that event, the Company will not be required to make royalty payments to the ADAHF with respect to any of the Enamelon Patent Rights unless such Enamelon Patent Right is deemed to be a "Field Development" made by the ADAHF under the applicable license agreement, and the ADAHF will not have the right to sublicense the Enamelon Patent Rights without the Company's consent, which may be withheld in its sole discretion.

 Trademarks

  The Company intends to protect the names of certain of its products and formulations by registration of its trademarks, where appropriate, both in the United States and in foreign countries.

  The Company has filed applications in the United States Patent and Trademark Office to register the word mark ENAMELON on the Principal Register for toothpaste, chewing gum, certain confection products, and various oral care products, such as medicated mouth washes and professional dental gels. The registration covering toothpaste was issued in late August 1997. The applications covering chewing gum, confection and oral care products have been allowed, subject to use of the mark. The Company has also registered or applied to register the ENAMELON mark for toothpaste, chewing gum and/or certain confectionery products in certain foreign countries. It is possible that prior registrations and/or uses of the mark (or a confusingly similar mark) may exist in one or more countries, in which case the Company might thereby be precluded from registering and/or using the ENAMELON mark in such countries.

  In connection with the Company's anticipated Internet web site, the Company has registered with Network Solutions, Inc. the Internet domain name "ENAMELON.COM." There can be no assurance that a registered trademark held by a third party that may be used to prevent the Company from using this domain name does not exist.

  The Company has also filed applications to register the trademarks FLUOREMIN and LIQUID CALCIUM and its stylized "E" logo in the United States and Canada. In addition, the Company is considering other trademarks and has filed applications to register those marks in the United States and Canada.

  The Company is not aware of any third-party challenges to the validity of its trademarks, trademark registrations, or trademark applications (other than through pending foreign office actions), or of any claim by a third party of trademark infringement with respect to its products, marks, registrations or applications. No assurance can be given, however, that such challenges or claims will not be asserted in the future. See "Risk Factors--Uncertain Ability to Protect Patents and Other Intellectual Property."

 Proprietary Information

  Much of the Company's technology is dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect rights to its proprietary know-how and technology, Company policy requires all employees and consultants to execute confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while devoted to Company activities. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. In addition, it is possible others may infringe the patent rights of the Company. See "Risk Factors--Protection of Proprietary Technology and Information."

GOVERNMENT REGULATION

  Under the Federal Food, Drug, and Cosmetic Act, as amended, and the implementing regulations promulgated by the FDA, a non-prescription (over-the-counter) drug may be marketed in one of two ways. The FDA has established a program to promulgate "monographs" determining the conditions under which most non-prescription drugs may be marketed without the requirement of an NDA. The monographs establish those active ingredients that are safe and effective at specified levels and all aspects of the labeling that are permitted for these products. The monographs establish all of the conditions for marketing a non-prescription drug without the need for an NDA. Any non-prescription drug that does not comply with the final monograph may lawfully be marketed only if it has an approved NDA. Because it is time consuming and costly to obtain FDA approval of an NDA, most non-prescription drugs (except those that have recently been switched from prescription to non-prescription status) are marketed pursuant to an FDA over-the-counter drug monograph.

  The FDA has published the Monograph for over-the-counter anticaries drug products, the category of over-the-counter drug products covering the Company's toothpaste and proposed oral care products. The Monograph establishes conditions under which non-prescription drug products that aid in the prevention of dental caries or cavities are generally recognized as being safe and effective and not misbranded. The Company intends to rely on the advice of FDA counsel to satisfy formulation and labeling requirements of the Monograph to the extent that they apply to the Company's products. See "Risk Factors--Compliance with the Monograph."

  The FDA has also published the Tentative Final Monograph for OTC Oral Health Care Drug Products, which addresses combination drug products containing 5 percent potassium nitrate as a desensitizing ingredient and sodium fluoride as an anticavity ingredient, the category of OTC drug products covering the Company's proposed adult toothpaste for sensitive teeth. The Tentative Final Monograph proposes conditions under which such products will be determined to be generally recognized as safe and effective and not misbranded. The FDA has issued an enforcement policy permitting the marketing of an anticaries/desensitizing drug product, in accordance with the terms of the Tentative Final Monograph, pending the establishment of a Final Monograph covering this combination. The Company intends to satisfy formulation and labeling requirements of the Tentative Final Monograph in the development of its adult toothpaste for sensitive teeth. See "Risk Factors--Government Regulation."

  Although the Company intends to make only such labeling claims as are permitted by the Monograph and the Tentative Final Monograph in order to avoid the substantial expense and time required to receive FDA approval under an NDA, it may seek to file an NDA with the FDA in order to make further claims not covered by the Monograph or the Tentative Final Monograph. If the Company decides to or is required to make such additional claims, it may seek strategic partners to assist in the financing of the NDA process. Further, the Company may not have sufficient financing or other resources available to complete the NDA process and assuming such financing and resources are available, there is no assurance that the FDA will approve the NDA. Proposed products not subject to the Monograph or the Tentative Final Monograph may be subject to other FDA regulations.

  Each domestic drug product manufacturing facility must be registered with the FDA. Each manufacturer must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Domestic manufacturing facilities are also subject to at least biennial inspection by the FDA for compliance with Good Manufacturing Practices ("GMP's") promulgated by the FDA. Compliance with GMP's is required at all times during the manufacturing and processing of drug products. Accordingly, to the extent that the Company uses contract manufacturers, such manufacturers must be in compliance with all FDA requirements. The Company currently uses contract manufacturers that are in compliance with all FDA requirements.

  The Company is also subject to regulation under various federal and state laws regarding, among other things, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. In connection with its research and development activities, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, storage, discharge, handling and disposal of certain materials and wastes. The Company believes that it has complied with these laws and regulations in all material respects, and it has not been required to take any action to correct any material noncompliance. The Company does not currently anticipate that any material capital expenditures will be required in order to comply with federal, state and local environmental laws or that compliance with such laws will have a material effect on the financial condition or competitive position of the Company. The Company may also be subject to foreign government regulations regarding over-the-counter drug products. Accordingly, the Company intends to submit applications to foreign regulatory agencies, if necessary, to make therapeutic health claims for its products to be marketed abroad. See "Risk Factors--Compliance with Other Government Regulation."

LIABILITY INSURANCE

  The Company's business involves exposure to potential product liability risks that are inherent in manufacturing and marketing of pharmaceutical products. The Company currently has general liability insurance with coverage limits of $1,000,000 per occurrence and $2,000,000 on an annual aggregate basis and product liability insurance with coverage limits of $6,000,000 per occurrence and $7,000,000 on an aggregate basis. While the Company's insurance policies provide coverage on a "per occurrence" basis and are subject to annual renewal, there can be no assurance that the Company will be able to maintain such insurance on acceptable terms, that the Company will be able to secure increased coverage or that any insurance will provide adequate protection against potential liabilities.

PERSONNEL

  The Company has, as of the date of this Prospectus, 20 full-time employees and four part-time employees. None of the Company's employees is represented by a union, and the Company believes that its relationship with its employees is good.

PROPERTIES

  The Company currently leases office facilities located at 15 Kimball Avenue, Yonkers, New York from an affiliate and one of his relatives for a total of $3,100 per month. See "Certain Transactions." The Company also leases office and laboratory facilities in East Brunswick, New Jersey for $5,670 per month, which expires December 31, 1998. The combined amount of space which relate to the above leased premises totals approximately 5,200 square feet.

  The Company leased an additional 5,000 square feet for its product development needs in the second quarter of 1997 in East Brunswick, New Jersey for $2,854 per month and anticipates occupying the additional space in the third quarter of 1997. See "Business--Research and Development."

  The Company believes that if its business develops as anticipated, it will need additional space for its administrative and research and development needs. Since the Company presently intends to rely on outside manufacturers to manufacture its products, it does not have a manufacturing facility. See "Risk Factors--Dependence on Others to Manufacture" and "Business--Manufacturing."

LEGAL MATTERS

  The Company is not a party to any pending legal or administrative proceeding.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information regarding the Company's directors and executive officers.

       NAME              AGE                            POSITION
       ----              ---                            --------
Dr. Steven R. Fox.......  43 Chairman of the Board and Chief Executive Officer
D. Brooks Cole..........  57 President and Chief Operating Officer
Norman Usen.............  55 Vice President--Product Development and Secretary
Anthony E. Winston......  52 Vice President--Technology and Clinical Research
Thomas J. Duncan........  49 Vice President--Operations
Edwin Diaz..............  34 Vice President--Finance, Chief Financial Officer and Treasurer
Dr. S.N. Bhaskar........  74 Director
Dr. Bert D. Gaster......  70 Director
Richard A. Gotterer.....  34 Director
Eric D. Horodas, Esq....  44 Director

  The business experience, principal occupations and employment, as well as the periods of service, of each of the directors and executive officers of the Company during at least the last five years are set forth below.

  Steven R. Fox, D.D.S., F.I.C.D., F.A.C.D., is the founder of the Company and has been Chairman of the Board of Directors and Chief Executive Officer of the Company since June 1992. From June 1992 through December 1995 and from June 1992 through June 1996, respectively, Dr. Fox was also the Company's President and Treasurer. Dr. Fox is a member of the faculty of the Harvard School of Dental Medicine. Since July 1978, Dr. Fox has been a practicing dentist and currently practices dentistry on a part-time basis. Dr. Fox was an Assistant Clinical Professor at New York University's College of Dentistry from 1979 to 1987. Dr. Fox has been active in various professional organizations, including the International Dental Research Society, the American Dental Association and the Ethics Committee of the Ninth District Dental Society.

  D. Brooks Cole has been the President and Chief Operating Officer of the Company since January 1996. Commencing in September 1993, Mr. Cole was retained by the Company as a consultant. Mr. Cole has over twenty-five years of experience in the marketing of over-the-counter drugs, oral care products and cosmetics. Mr. Cole was employed by the Mentholatum Company, Inc., an over-the-counter drug company, in various positions from 1980 to 1993, most recently as President of the United States Division, and a member of the Executive Committee and the Board of Directors from 1983 to 1993. He was employed at Avon Products, Inc., a cosmetics company, in various positions from 1971 to 1980, most recently as a Vice President from 1976 to 1980. Mr. Cole was employed at Vick Chemical Company, a consumer drug company, and served in several sales, promotion and product marketing positions from 1961 to 1971. Mr. Cole was a Vice President of the Non Prescription Drug Manufacturers Association and served on its Executive Committee from 1990 to 1993 and presently serves on its Board of Directors.

  Norman Usen has been Vice President--Product Development and Secretary of the Company since May 1995. Prior to that time, Mr. Usen served as Vice President--Research and Development and Product Development of the Company from July 1993 to May 1995 and as Vice-President of Operations from May 1995 to November 1996. Mr. Usen has specialized in consumer product development with 30 years' experience in product development, contract manufacturing and consumer research. He had substantial responsibility for the development of Arm & Hammer Toothpaste and Toothpowder for Church & Dwight Co., Inc. from 1982 to 1991. Since 1992, Mr. Usen, as President and sole stockholder of Nu-Products, Inc. ("NP"), has been an independent consultant. From August 1993 through April 1995, NP was retained by the Company as a consultant on a part-time basis to coordinate product development.

  Anthony E. Winston has been the Vice President--Technology and Clinical Research since January 1995. Mr. Winston has over 25 years of technology development and clinical research experience most recently as

Technical Director for Church & Dwight Co., Inc. where he was responsible for technology development, clinical research, ADA and FDA interface, claim substantiation and patent protection for Arm & Hammer's baking soda toothpastes, including their latest introduction: Peroxy Care(R). Mr. Winston is the holder or co-holder of more than 60 United States patents, of which 14 are for toothpaste products, with 2 additional oral care patents pending.

  Thomas J. Duncan has been the Vice President--Operations since May 1997. Commencing in November 1996, Mr. Duncan served as Director of Manufacturing. Mr. Duncan has over 20 years' experience in manufacturing and engineering at consumer products companies. Mr. Duncan was a Project Manager in Corporate Engineering at Church & Dwight Co., Inc. from 1982 through 1995. Mr. Duncan also was a Division Engineer at Boyle-Midway Division of American Home Products from May 1978 through October 1981.

  Edwin Diaz, CPA, has been Chief Financial Officer, Vice President--Finance, and Treasurer since August 1996. Prior to joining the Company, Mr. Diaz was the Corporate Controller of NYCOR, INC., a manufacturer of devices used in heating and cooling systems, from September 1994 to August 1996. He was the Controller of Lancer Industries, Inc., a company specializing in the acquisition of distressed and under-performing companies, from 1990 until August 1994. Mr. Diaz was employed by the Alferi Organization, a real estate development company, as Assistant Controller from 1988 until 1990 and by the accounting firm of Arthur Young & Company from 1986 until 1988.

  S.N. Bhaskar, D.D.S., M.S., Ph.D., Major General U.S. Army (Ret.), has been a director of the Company since August 1994 and the Chairman of the Scientific Advisory Board since August 1992. Since 1981, Dr. Bhaskar has been in a private dental practice in Monterey and Salinas, California. From January 1955 to December 1980, Dr. Bhaskar was Major General, Dental Corps in the United States Army, Assistant Surgeon General for Dental Services of the United States Army and Chief of the United States Army Dental Corps. He is an Honorary Fellow of the Academy of General Dentistry, a Diplomat to the American Board of Oral Medicine and the American Board of Oral Pathology, and a member of the Dental Research Advisory Committee to the United States Army. Dr. Bhaskar is a former Vice Chairman of Atrix Laboratories, Inc. and a consultant to the Board of Directors at Vipont, Inc., a publicly-traded company engaged in the development and marketing of oral care products.

  Bert D. Gaster, D.D.S., M.S.D., has been a director of the Company since November 1992 and is a tenured Associate Professor at New York University's College of Dentistry. Dr. Gaster has held various faculty positions with New York University's College of Dentistry since 1972, including that of Clinic (Module) Director for nine years. Dr. Gaster is a member of the American College of Prosthodontics, has served on the Budget Policy Development Committee and currently is a Director of the New York University Dental Alumni Association. Dr. Gaster is currently an attending Prosthodontist with four hospitals in the New York metropolitan area.

  Richard A. Gotterer has been a director of the Company since November 1992 and has been a portfolio manager of fixed income securities at Schroder Capital Management Inc., an investment banking firm since September 1993. Mr. Gotterer was a private investor from June 1990 through August 1993. Mr. Gotterer was the Vice President of Finance and Chief Financial Officer of Channel American LPTV Holdings, Inc., an entertainment company, from February 1988 to May 1990. He was a financial analyst with Oppenheimer & Co., Inc., an investment banking firm, from October 1985 to October 1987.

  Eric D. Horodas has been a director of the Company since November 1992. Mr. Horodas is President of Markev Realty Corporation, and is Vice President and Secretary of Baco Realty Corporation, both of which are actively engaged in originating, managing and servicing commercial real estate and mortgage investments. He has also been acting as a consultant to various insurance regulators and insurance industry members in connection with the restructuring and rehabilitation of financially troubled insurance companies since October 1993. Mr. Horodas was a founding partner and member of the Management Committee of the law firm of Rubinstein & Perry, from February 1988 until October 1993.

  All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the Board of Directors.

SCIENTIFIC ADVISORY BOARD

  The Company has established a four-member Scientific Advisory Board (the "SAB"). Each member is a distinguished chemist or dental researcher chosen for his continuing commitment to chemistry and dental science. The SAB provides expertise and advice to the Company in several areas including guidance for the ethical and scientific conduct of the scientific testing of the Company's proposed products. The SAB also works in cooperation with the Company and the scientists at the American Dental Association's Paffenbarger Research Center at the United States Government's National Institute of Standards and Technology, where the ADAHF Patented Technology was developed.

  Consulting compensation at annual rates ranging from $5,000 to $15,000 is paid to certain members of the SAB. In addition, the Company intends to grant, from time to time, stock options to members of the SAB. See "Management-- Employee Benefit Plans" for a description of options already granted to certain SAB members. SAB members are elected annually by, and serve at the discretion of, the Board of Directors. Currently, the members of the SAB are as follows:

  S.N. Bhaskar, D.D.S., Ph.D., Major General United States Army (Ret.) serves as the Chairman of the SAB and is also a member of the Company's Board of Directors. See "Management--Directors and Executive Officers."

  Robert Bruce Merrifield, Ph.D., is the recipient of the 1984 Nobel Prize in Chemistry as well as numerous other scientific honors, and has been the John
D. Rockefeller, Jr. Professor at The Rockefeller University since 1966. He has been a member of the faculty at The Rockefeller Institute for Medical Research since 1963. Dr. Merrifield is an Associate Editor of The International Journal of Peptide and Protein Research, on the Editorial Board of Analytical Biochemistry, and a member of the American Chemical Society, American Society of Biological Chemists, American Institute of Chemists and the National Academy of Sciences. Dr. Merrifield has been the Nobel Guest Professor, Uppsala, Sweden.

  Joseph L. Henry, D.D.S., M.S., Ph.D., F.A.C.D., F.R.S.H., F.I.C.D., has held faculty positions at the Harvard School of Dental Medicine, including Interim Dean for the Dental School and Associate Dean for Government and Community Affairs, since 1975. In December 1994, Dr. Henry retired as Associate Dean at the Harvard School of Dental Medicine, and Professor and Chairman of the Department of Oral Diagnosis and Oral Radiology at the Harvard School of Dental Medicine. Dr. Henry held various faculty positions at Howard University College of Dentistry from 1953 to 1975, including Professor of Oral Medicine, Superintendent and Director of Clinics, and served as Dean of the Dental College for nine years.

  Hans-Peter Weber, D.M.D., has held several faculty positions at the Harvard School of Dental Medicine since 1989, and has been Chairman and Associate Professor of the Department of Restorative Dentistry at the Harvard School of Dental Medicine since 1992. Dr. Weber also served as the Director of Implant Dentistry at the Harvard School of Dental Medicine from 1992 to 1994. He has published numerous articles in professional journals and is an Associate Fellow of the Academy of Prosthodontics.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Audit Committee, established in July 1993, currently consists of Mr. Gotterer (Chairman) and Dr. Bhaskar. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent certified public accountants of the Company, review the scope of their annual audit and other services they are asked to perform, review the report on the Company's financial statements following the audit, review the accounting and financial policies of the Company and review management's procedures and policies with respect to the Company's internal accounting controls.

  The Compensation Committee, also established in July 1993, currently consists of Mr. Horodas (Chairman) and Dr. Gaster. The functions of the Compensation Committee are to review and approve salaries, benefits and bonuses for all executive officers of the Company and to review and recommend to the Board of Directors matters relating to employee compensation and employee benefit plans. The Compensation Committee also administers the 1993 Plan and the 1997 Plan. See "Management--Employee Benefit Plans."

EXECUTIVE COMPENSATION

  The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended December 31, 1994, 1995 and 1996, as well as the compensation of each executive officer of the Company who received compensation in excess of $100,000 for services rendered to the Company during any of those years ("named executive officers"). No other executive officer of the Company received compensation in excess of $100,000 during such years.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                              ANNUAL COMPENSATION  COMPENSATION
                                              -------------------- ------------
                                                                    SECURITIES
                                                                    UNDERLYING
    NAME AND PRINCIPAL POSITION(1)      YEAR  SALARY ($) BONUS ($) OPTIONS (#)
    ------------------------------      ----- ---------- --------- ------------
Steven R. Fox..........................
 Chairman of the Board and Chief        1996   $175,000   $75,000     50,000
 Executive Officer(2)(3)                1995   $ 75,000   $10,000    450,000
                                        1994   $ 75,000       --         --
Anthony E. Winston.....................
 Vice President--Technology and         1996   $135,000   $20,250        --
 Clinical Research                      1995   $129,875       --     160,000
D. Brooks Cole......................... 1996   $150,000   $22,500     50,000
 President and Chief Operating
 Officer(3)
Norman Usen............................ 1996   $115,000   $17,000        --
 Vice President--Product Development

--------
(1) See "Management--Employment and Consulting Agreements" for a description of Dr. Fox's employment agreement with the Company as Chairman of the Board and Chief Executive Officer which commenced on January 1, 1994; Anthony E. Winston's employment agreement with the Company as the Company's Vice President-Technology and Clinical Research which commenced on January 1, 1995; D. Brooks Cole's employment agreement with the Company whereby Mr. Cole became the Company's President and Chief Operating Officer as of January 1, 1996; and Norman Usen's employment agreement with the Company as the Company's Vice President--Product Development.
(2) Dr. Fox resigned as the Company's President effective on January 1, 1996, and as Treasurer effective August 1, 1996.
(3) Options granted on December 11, 1996 issued at $6.875 for Dr. Fox and $6.25 for Mr. Cole vest 25% as of December 11, 1997 and an additional 25% on December 11 in each successive year.

  The following table sets forth the individual grants of stock options made during the fiscal year ended December 31, 1996 to each of the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               PERCENT OF
                                  NUMBER OF      TOTAL
                                  SECURITIES    OPTIONS     EXERCISE
                                  UNDERLYING   GRANTED TO      OR
                                   OPTIONS    EMPLOYEES IN BASE PRICE EXPIRATION
   NAME                           GRANTED(#)  FISCAL YEAR    ($/SH)      DATE
   ----                           ----------  ------------ ---------- ----------
Steven R. Fox....................   50,000(1)     31.3%      $6.875    12/10/01
D. Brooks Cole...................   50,000(1)     31.3%      $6.25     12/10/06
Anthony E. Winston...............      --          --           --          --
Norman Usen......................      --          --           --          --

--------
(1) Options granted on December 11, 1996 vest 25% as of December 11, 1997 and an additional 25% each successive year.

  The following table sets forth the number of exercisable or vested and unexercisable or unvested options during the fiscal year ended December 31, 1996 held by each of the named executive officers and the year-end value of such options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                NUMBER OF           VALUE OF
                                               SECURITIES         UNEXERCISED
                                               UNDERLYING         IN-THE-MONEY
                                               UNEXERCISED         OPTIONS AT
                      SHARES                OPTIONS AT FISCAL        FISCAL
                     ACQUIRED                  YEAR-END(#)        YEAR-END($)
                        ON         VALUE      EXERCISABLE/        EXERCISABLE/
   NAME             EXERCISE(#) REALIZED($)   UNEXERCISABLE      UNEXERCISABLE
   ----             ----------- ----------- -----------------   ----------------
Steven R. Fox......     --          --       450,000/50,000     $    1,462,500/0
Anthony E.
 Winston...........     --          --            160,000/0            360,000/0
D. Brooks Cole.....     --          --       135,000/50,000            498,870/0
Norman Usen........     --          --       168,762/30,000(1)   830,309/147,600

--------
(1) These options vested on May 1, 1997.

COMPENSATION OF DIRECTORS

  Each non-employee director receives $500 for attendance at each meeting plus reimbursement for expenses for each meeting attended and an annual grant of options to purchase 3,500 shares of Common Stock. Each member of the Audit Committee and the Compensation Committee receives $250 for each meeting attended together with reimbursement of expenses.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Dr. Bert D. Gaster and Mr. Eric D. Horodas served as members of the Company's compensation committee during the last completed fiscal year. There are no compensation committee (or board of directors) interlock relationships with respect to the Company.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Dr. Steven R. Fox, pursuant to which Dr. Fox is employed as Chairman of the Board of Directors and Chief Executive Officer for a term of five years commencing on January 1, 1994. The agreement, as amended, provides that Dr. Fox shall devote such time to the Company as necessary to perform his responsibilities thereunder, but no less than forty hours per week, in consideration of an annual salary of $75,000, which has been increased in stages to $250,000, effective January 1, 1997. The employment agreement acknowledges that Dr. Fox shall be entitled to maintain his dental practice and see patients on a basis that does not interfere with the performance of his duties thereunder. Dr. Fox continues to practice dentistry on a part-time basis. Pursuant to the agreement, if Dr. Fox opposes a change of control of the Company, as defined in the agreement, and thereafter elects to terminate his employment with the Company, he is entitled to a one time payment of either (i) two and nine-tenths (2.9) times the sum of Dr. Fox's current base annual salary plus any amounts due to him under the Company's Incentive Compensation Plan if a majority of the Company's Board of Directors opposed the change of control or (ii) two and one-half (2.5) times the sum of Dr. Fox's current base annual salary plus any amounts due to him under the Company's Incentive Compensation Plan if a majority of the Company's Board of Directors voted in favor of the change of control. However, such payment shall not exceed the maximum payment permitted by Section 280G of the Internal Revenue Code of 1986, as amended. Pursuant to the Company's Incentive Compensation Plan, Dr. Fox is entitled to 50% of all amounts allocated to such plan. See "--Employee Benefit Plans."

  The Company has entered into an employment agreement with D. Brooks Cole on January 1, 1996, pursuant to which Mr. Cole is employed as President and Chief Operating Officer. The agreement, as amended, provides that Mr. Cole will devote all of his business time to the Company in consideration of an annual salary of $175,000, effective January 1, 1997, subject to adjustment. In addition, Mr. Cole is entitled to 15% of all amounts allocated to the Company's Incentive Compensation Plan. Mr. Cole serves at the pleasure of the Board of Directors; however, if the Company elects to terminate the agreement, Mr. Cole is entitled to six months severance pay, including all salary and benefits. Pursuant to the employment agreement, Mr. Cole was granted a seven-year option to purchase 99,000 shares of Common Stock at an exercise price equal to $3.00 per share, immediately exercisable from the date of the grant, and expiring seven years thereafter.

  The Company has entered into an employment agreement with Norman Usen, pursuant to which Mr. Usen is employed full-time as Vice President--Product Development for a term of three years commencing on May 1, 1995, which was extended to June 30, 2000. The consulting agreement between the Company and Mr. Usen's consulting company, Nu-Products, Inc. ("NP"), terminated upon the commencement of Mr. Usen's employment agreement. Pursuant to the employment agreement, as extended effective July 1, 1997, Mr. Usen will devote his full time to the Company in consideration of an annual salary of $143,000 for the period July 1, 1997 to June 30, 1998, and $150,000 for the period ending June 30, 2001. If Mr. Usen is terminated by the Company without cause, as defined in the agreement, then he will be entitled to continue to receive his salary and benefits until the end of the term of the agreement. As additional compensation, Mr. Usen will be entitled to 12.5% of all amounts allocated to the Company's Incentive Compensation Plan. Pursuant to the employment agreement, Mr. Usen was granted seven-year options to purchase an aggregate 90,000 shares of Common Stock at an exercise price equal to $1.33 per share. The options previously granted to NP were terminated and reissued to Mr. Usen.

  The Company has entered into an employment agreement with Anthony E. Winston, pursuant to which Mr. Winston is employed full-time as Vice President--Technology and Clinical Research for a term of two years ending in January 1997, which was extended to January 2000. Pursuant to the employment agreement, Mr. Winston will devote his full time to the Company in consideration of an annual salary of $143,000 for the period ending January 1998, $151,000 for the period ended January 1999, and $160,000 for the period ending January 2000. If Mr. Winston is terminated from the Company without cause, as defined in the agreement, then he shall be entitled to continue to receive his salary and benefits until the end of the term of the agreement. As additional compensation, Mr. Winston shall be entitled to 10% of all amounts allocated to the Company's Incentive Compensation Plan. Pursuant to the employment agreement, Mr. Winston was granted ten-year options to purchase an aggregate 150,000 shares of Common Stock at an exercise price equal to $1.33 per share.

EMPLOYEE BENEFIT PLANS

 1993 Stock Option Plan

  In July 1993, the Board of Directors adopted the 1993 Plan which was approved by the Company's stockholders in September 1993. The 1993 Plan provides for the grant to qualified employees (including officers and directors) of the Company of options to purchase shares of Common Stock. As of September 16, 1997, a total of 1,464,625 shares of Common Stock were reserved for issuance upon exercise of stock options granted or to be granted under the 1993 Plan. The 1993 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Committee") whose members are not entitled to receive options under the 1993 Plan (excluding options granted exclusively for directors fees). The Committee has complete discretion to select the optionee and to establish the terms and conditions of each option, subject to the provisions of the 1993 Plan. Options granted under the Plan may or may not be "incentive stock options" as defined in Section 422 of the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Committee at the time of grant, but the exercise price of options granted may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is an Incentive Option granted to an employee who owns more than 10% of the outstanding Common Stock). Options may not be exercised more than 10 years after the grant (five years if the grant is an Incentive Option to any employee who owns more than 10% of the outstanding Common Stock). Options granted under the 1993 Plan are not transferable and may be exercised only by the respective grantees during their lifetimes or by their heirs, executors or administrators in the event of death. Under the 1993 Plan, shares subject to canceled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

  As of August 1, 1997, the Company had granted pursuant to the 1993 Plan options exercisable for periods of three to ten years to purchase an aggregate of 1,381,071 shares of Common Stock, at exercise prices ranging from $1.33 to $17.50 per share, options to purchase an aggregate of 144,515 shares granted to other members of the Company's Board of Directors at exercise prices ranging from $3.06 to $6.25 per share, and options to purchase an aggregate of 28,875 shares granted to members of the Company's Scientific Advisory Board other than members of the Company's Board of Directors at exercise prices ranging from $2.00 to $17.50 per share.

 1997 Stock Option Plan

  In December 1996, the Board of Directors adopted the 1997 Plan which was approved by the Company's stockholders in May 1997. The 1997 Plan provides for the grant to qualified employees (including officers and directors), independent contractors and consultants of the Company and/or any subsidiary or parent thereof options to purchase shares of Common Stock. A total of 750,000 shares of Common Stock, par value $.001, have been reserved for issuance upon exercise of stock options to be granted under the 1997 Plan. The 1997 Plan will be administered by the Board of Directors or a Stock Option Committee or Compensation Committee of the Board of Directors (the "Committee") which shall be composed of at least two outside directors appointed by the Board of Directors of the Company. The Committee has complete discretion to select the optionee and to establish the terms and conditions of each option, subject to the provisions of the 1997 Plan. Options granted under the 1997 Plan may or may not be "incentive stock options" as defined in
Section 422 of the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Committee at the time of grant, but in no event shall the option price be less than 100% of the fair market value of the Common Stock at the time of grant (110% of the fair market value if the grant is an Incentive Option granted to an employee who owns more than 10% of the outstanding Common Stock). Options may not be exercised more than 10 years after the grant. Options granted under the 1997 Plan are not transferable, except by will or the laws of descent and distribution, and may be exercised only by the respective grantees during their lifetimes or by their heirs, executors or administrators in the event of death. Under the 1997 Plan, shares subject to canceled or terminated options are reserved for subsequently granted options. In no event shall an employee be granted options for more than 150,000 shares of Common Stock during any calendar year period, subject to changes in the Company's capitalization. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

  As of the date of this Prospectus, the Company has not granted any options pursuant to the 1997 Plan.

INCENTIVE COMPENSATION PLAN

  The Company has established a five-year incentive compensation program to award officers and key employees for their efforts on behalf of the Company as measured by yearly increases in the net income (before income taxes and extraordinary items) generated by the Company. The program provides for incentive compensation utilizing an objective formula based upon guidelines in accordance with the Company's goals. The Company will establish a yearly bonus pool, equal to five percent of its net income before income taxes including the amount provided for by the incentive compensation plan, and extraordinary items ("ICP Income"), to be distributed to officers and key employees. For the subsequent four fiscal years, such bonus pool shall only be established in the event the Company's ICP Income equals or exceeds by at least 5% the Company's ICP Income for the prior fiscal year. Amounts remaining in the yearly bonus pool which are not distributed do not carry over into the subsequent year's pool. The maximum amount an executive or key employee may receive from the bonus pool is limited to two times such person's salary.

INDEMNIFICATION

  Pursuant to the Company's Certificate of Incorporation and By-laws, officers and directors of the Company will be indemnified by the Company to the fullest extent allowed under Delaware law for claims brought against them in their capacities as officers or directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in the best interests of the Company, or if the officer or director had no reasonable cause to believe his conduct was lawful. Accordingly, indemnification may occur for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, it is the position of the Securities and Exchange Commission, that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth as of the date of this Prospectus, certain information, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) the Company's Chief Executive Officer, and executive officers earning, including salary and bonus, greater than $100,000 annually ("Named Executive Officer"),
(iv) all directors and executive officers as a group and (v) each Selling Stockholder.

                                                                          SHARES BENEFICIALLY
                          SHARES BENEFICIALLY OWNED            SHARES TO      OWNED AFTER
                           PRIOR TO THE OFFERING(1)            BE SOLD IN   THE OFFERING(1)
                          ------------------------------------    THE     ----------------------
    NAME AND ADDRESS         NUMBER              PERCENT(2)     OFFERING    NUMBER    PERCENT
    ----------------      ---------------       -------------- ---------- ----------- ----------
Dr. Steven R. Fox(3)....        3,423,240(4)             40.0%  410,000     3,013,240    30.0%
Mr. Norman Usen(3)......          198,762(5)              2.4%   20,000       178,762     1.8%
Mr. Anthony E.
 Winston(3).............          160,000(6)              1.9%      --        160,000     1.6%
Mr. D. Brooks Cole(3)...          135,000(7)              1.6%   50,000        85,000       *%
Mr. Eric Horodas(3).....          109,262(8)(9)           1.3%      --        109,262     1.1%
Mr. Richard
 Gotterer(3)............           90,512(8)              1.1%   10,000        80,512       *%
Dr. S.N. Bhaskar(3).....           68,756(10)               *%      --         68,756       *%
Dr. Bert Gaster(3)......           25,253(8)                *%   10,000        15,253       *%
All directors and
 executive officers as a
 group (10
 persons)(11)...........        4,225,285                45.9%  500,000     3,725,285    34.8%

--------
  * Represents less than 1%.
 (1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.
 (2) The number of shares of Common Stock reflected as outstanding prior to the offering includes (i) shares of Common Stock outstanding as of September 16, 1997 and (ii) shares issuable pursuant to stock options or warrants by the indicated person that may be exercised within 60 days after August 11, 1997 ("presently exercisable options" or "presently exercisable warrants," as the case may be), as set forth below. The number of shares of Common Stock reflected as to be outstanding after the Offering includes the 1,500,000 shares of Common Stock being offered for sale by the Company in this offering.
 (3) The address of this person is c/o Enamelon, Inc., 15 Kimball Avenue, Yonkers, NY 10704.
 (4) Includes 36,348 shares held in trust for the benefit of Dr. Fox's minor children. Also includes 450,000 shares issuable upon exercise of currently exercisable stock options, but does not include options to purchase 50,000 shares, which have not vested. Shares owned directly by Dr. Fox are owned jointly with his wife.
 (5) Includes 198,762 shares issuable upon exercise of currently exercisable stock options.
 (6) Includes 160,000 shares issuable upon exercise of currently exercisable stock options.
 (7) Includes 135,000 shares issuable upon exercise of currently exercisable stock options, but does not include options to purchase 50,000 shares, which have not vested.
 (8) Includes 25,253 shares issuable upon exercise of currently exercisable stock options.
 (9) Includes 9,375 shares issuable upon exercise of currently exercisable warrants.
(10) Includes 68,756 shares issuable upon exercise of currently exercisable stock options.
(11) Includes 1,100,777 shares issuable upon exercise of currently exercisable stock options and 9,375 shares issuable upon exercise of currently exercisable warrants.

  By virtue of his ownership of shares of Common Stock and position with the Company, Dr. Steven R. Fox may be deemed a "parent" and a "founder" of the Company as such terms are defined under the federal securities laws.

                             CERTAIN TRANSACTIONS

  The Company has subleased its office facilities in Yonkers, New York, without a written agreement, since December 1, 1992, from Dr. Steven R. Fox, the Chairman of the Board, at a rent of $600 per month. Commencing January 1, 1996 for a period of one year, the Company entered into a lease with a relative of Dr. Fox for additional office facilities at a rent of $2,500 per month. Such lease has been extended for a one year period ending December 1997. See "Business--Properties" for a description of such facilities. For information concerning employment and consulting agreements with, and compensation of, the Company's executive officers and directors, see "Management--Executive Compensation," "--Employment Agreements" and "-- Employee Benefit Plans."

  The Company believes that the terms of each of the foregoing transactions and those which will exist after the consummation of this offering are no less favorable to the Company than could have been obtained from non-affiliated third parties, although no independent appraisals were obtained. In the future, all transactions between the Company and its affiliates will also be on terms which the Company believes will continue to be no less favorable to the Company than the Company could obtain from non-affiliated parties.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

  Under the Company's Amended Certificate of Incorporation, the Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value per share, of which 8,101,386 shares are currently outstanding and held of record by approximately 309 holders. Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor and to share ratably in the assets of the Company available upon liquidation, dissolution or winding up. The holders of shares of Common Stock do not have cumulative voting rights for the election of directors, and accordingly, the holders of more than 50% of the shares of Common Stock are able to elect all directors. If the officers and directors of the Company were to exercise all of their presently exercisable warrants and options, they would control 51.9% of the votes and would have the ability to affect the outcome of any election for directors or votes on other matters presented to the Company's stockholders. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

  The Company is authorized by its Amended Certificate of Incorporation to issue 5,000,000 shares of Preferred Stock, $0.01 par value per share. Pursuant to the Company's Certificate of Designation, 827,250 shares have been designated as Series A Preferred Stock, of which 558,399 shares were issued. Such shares were automatically converted into 558,399 shares of Common Stock upon consummation of initial public offering and are no longer available for issuance. The terms of the remaining 268,851 authorized and unissued shares of Series A Preferred Stock preclude their issuance, because they provide for conversion upon the consummation of the Company's initial public offering.

WARRANTS

  In connection with certain private placements of Common Stock, the Company has issued Warrants to purchase an aggregate of 751,324 shares of Common Stock, which are exercisable at various times until 2006 at prices ranging from $1.33 to $5.75. The Company also issued to the underwriters in its initial public offering Warrants to purchase an aggregate of 170,000 shares of Common Stock at $8.40 per share. Warrants to purchase 87,189 shares of Common Stock at a price of $1.33 per share may be called by the Company if the average closing price of the Common Stock on the Nasdaq National Market is greater than $2.66 for the ten trading days prior to the effective date of the call; Warrants to purchase 29,518 shares of Common Stock at a price of $4.00 per share may be called by the Company if the average closing price of the Common Stock on the Nasdaq National Market is greater than $8.00 for the 10 trading days prior to the effective date of the call. In addition, certain of the Warrants have registration rights. See "-- Registration Rights," "Risk Factors--Shares Eligible for Future Sale," and "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

  The holders of at least 40% of the Common Stock issued upon conversion of the Company's Series A Preferred Stock have three "demand" registration rights until October 24, 2001 and unlimited demand registration rights for a filing by the Company of a Registration Statement on Form S-3, provided the anticipated aggregate offering price in each such filing exceeds $500,000, until January 23, 2001. The holders also have unlimited "piggy-back" registration rights (subject to certain limitations) for a period of seven years, exercisable until January 23, 2003. In addition, holders of Warrants to purchase 634,617 shares of Common Stock at prices ranging from $3.60 to $5.75 per share have three demand registration rights exercisable until October 24, 2001, and unlimited piggyback registration rights exercisable until January 23, 2003 (subject to certain limitations), and holders of Warrants to purchase 170,000 shares of Common Stock at $8.40 per share have one demand registration right exercisable after October 23, 1997, and certain piggyback registration rights exercisable until October 29, 2001. The Company has obtained waivers of such piggyback registration rights exercisable with respect to 1,193,016 shares of Common Stock in connection with this offering.

  The Company intends to file a registration statement under the Securities Act to register the shares of Common Stock issued and reserved for issuance in compensatory arrangements and under the 1993 Plan and the 1997 Plan. Registration would permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act.

LIMITATIONS UPON TRANSACTIONS WITH "INTERESTED STOCKHOLDERS"

  Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own), 15% or more of the corporation's voting stock. The restrictions of Section 203 do not apply, among other things, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Company's Amended Certificate of Incorporation and By-laws do not currently contain any provisions electing not to be governed by Section 203 of the Delaware General Corporation Law. The provisions of Section 203 of the Delaware General Corporation Law may have a depressive effect on the market price of the Common Stock, because they could impede any merger, consolidating takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is North American Transfer Co.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Lehman Brothers Inc., SBC Warburg Dillon Read Inc. and Rodman & Renshaw, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
        UNDERWRITERS                                                    SHARES
        ------------                                                   ---------
      Lehman Brothers Inc. ...........................................   930,000
      SBC Warburg Dillon Read Inc. ...................................   465,000
      Rodman & Renshaw, Inc. .........................................   155,000
      Allen & Company Incorporated....................................    50,000
      Bear, Stearns & Co. Inc. .......................................    50,000
      BT Alex. Brown Incorporated.....................................    50,000
      Oppenheimer & Co., Inc. ........................................    50,000
      Smith Barney Inc................................................    50,000
      Wheat, First Securities, Inc. ..................................    50,000
      Fahnestock & Co. Inc. ..........................................    25,000
      GKN Securities Corp.............................................    25,000
      Pennsylvania Merchant Group Ltd.................................    25,000
      Raymond James & Associates, Inc.................................    25,000
      Sands Brothers & Co., Ltd.......................................    25,000
      Southeast Research Partners, Inc. ..............................    25,000
                                                                       ---------
        Total......................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

  The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $0.55 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 300,000 additional shares of Common Stock, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company will be obligated, pursuant to such over-allotment option to sell such shares of Common Stock to the Underwriters.

  The Company has agreed that, without the prior written consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for any such shares, for the period ending

120 days after the date of this Prospectus. All of the executive officers and directors of the Company and the Selling Stockholders have agreed pursuant to lock-up agreements, that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending 120 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The Company and Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., they sell more shares of Common Stock than the number of shares set forth on the cover page of the Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

  Purchasers of Common stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  The Representatives have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  In connection with the Company's private placement in June of 1997 of 1,200,000 shares of Common Stock (the "1997 Private Placement"), the Company paid Rodman & Renshaw, Inc. ("Rodman") a fee of $200,000 in connection with the waiver of its right to act as the placement agent with respect to the 1997 Private Placement. In connection with the Company's initial public offering of Common Stock in October 1996, Rodman received 119,000 Warrants (the "Rodman Warrants") to purchase shares of Common Stock (subject to adjustment) at an exercise price of $8.40 per share of Common Stock exercisable for a period of five years from the effective date of the initial public offering, commencing one year after such effective date. The Company also granted Rodman certain registration rights with respect to the shares of Common Stock issued upon exercise of the Rodman Warrants which are not exercisable in connection with this offering. In addition, Rodman was granted a right of first refusal to perform services for the Company with respect to certain transactions for a two-year period following the initial public offering. In connection with the 1997 Private Placement, SBC Warburg Dillon Read Inc. acted as a placement agent and received a customary fee for such services.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registration rights granted to certain holders of warrants to purchase the Company's Common Stock, or pursuant to other registrations or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. As of September 16, 1997, the Company had approximately 8,101,386 shares of Common Stock outstanding. In addition, the Company has reserved for issuance (i) 1,343,480 shares of Common Stock upon exercise of options granted under the Company's 1993 Stock Option Plan, (ii) 121,145 shares upon the exercise of options available for grant under the 1993 Plan, (iii) 750,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the Company's 1997 Stock Option Plan and (iv) 921,324 shares of Common Stock reserved for issuance upon exercise of outstanding Warrants.

  Of the 8,101,386 shares of Common Stock issued and outstanding, 1,700,000 were sold publicly in the Company's initial public offering, approximately 338,684 shares have been sold publicly pursuant to Rule 144, and 1,200,000 shares may be sold publicly pursuant to a registration statement that was declared effective by the Securities and Exchange Commission on August 11, 1997. The remaining 4,862,702 outstanding shares of Common Stock are "restricted securities," as that term is defined in Rule 144, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including exemptions provided by Rule 144. All of such shares are presently eligible for resale under Rule 144. In addition, certain of the holders of 558,399 shares of Common Stock and Warrants to purchase 634,617 shares of Common Stock at prices ranging from $3.60 to $5.75 per share have three demand registration rights exercisable until October 24, 2001, and unlimited piggyback registration rights exercisable until January 23, 2003 (subject to certain limitations), and holders of Warrants to purchase 170,000 shares of Common Stock at $8.40 per share have one demand registration right exercisable after October 23, 1997, and certain piggyback registration rights exercisable until October 29, 2001. The Company has obtained waivers of piggyback registration rights exercisable with respect to 1,193,016 shares of Common Stock in connection with this offering. Employees, consultants, and other eligible holders of options to purchase approximately 1,198,431 shares of Common Stock granted under the 1993 Stock Option Plan prior to the Company's initial public offering also have the right to exercise their options and immediately sell the shares of Common Stock received upon exercise under Rule 144. The Company and each of its executive officers and directors and each of the Selling Stockholders have agreed that, for a period of 120 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sale of its equity securities. See "Principal and Selling Stockholders" and "Risk Factors--Shares Eligible for Future Sale."

                                 LEGAL COUNSEL

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Snow Becker Krauss P.C., New York, New York, and for the Underwriters by Chadbourne & Parke LLP, New York, New York. SBK Investment Partners, a partnership consisting of members of Snow Becker Krauss P.C., counsel to the Company, owns 96,600 shares of Common Stock and holds a currently exercisable option to purchase 32,628 shares of Common Stock at $3.22 per share. In addition, certain members of Snow Becker Krauss P.C. beneficially own Common Stock individually.

                                    EXPERTS

  The financial statements included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance on such report given upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 including all amendments thereto (the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus via the Electronic Data Gathering Analysis and Retrieval system ("EDGAR") and may be found on the Commission's web site at http://www.sec.gov. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference to the applicable document filed with the Commission.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, upon payment of the fees prescribed by the Commission. Copies of all or any part of the Registration Statement (including exhibits thereto) also may be obtained from the Public Reference Section of the Commission at the Commission's principal office in Washington, D.C., at the Commission's prescribed rates. Electronic filings made via EDGAR are publicly available through the Commission's web site referenced above.

  The Company distributes to its stockholders annual reports containing audited financial statements certified by its certified public accountants and such other periodic reports as the Company determines to be appropriate or as may be required by law.

                                   GLOSSARY

  The following glossary is intended to provide the reader with an explanation of certain terms used in this Prospectus.

Active               Element responsible for the therapeutic activity of a
Ingredient           product. However, other ingredients in the product may
                     enhance the effectiveness of the active ingredient. In
                     Enamelon(TM) toothpaste, the active ingredient is sodium fluoride.

Calcium              Important elemental constituent of teeth and bones.

Caries An oral disease caused by the presence of cariogenic bacteria in plaque. Signs of the disease are lesions and/or cavities in the teeth.

Cavity Area of the tooth where mineral loss, due to demineralization, has been extensive, resulting in collapse of the tooth structure. A cavity cannot be remineralized and must be filled by a dentist.

Demineralization     Chemical process whereby acids, produced by cariogenic
                     bacteria in plaque, dissolve and remove calcium and phosphate from tooth enamel and/or dentin, making the tooth weaker and more porous. If allowed to continue, demineralization will eventually cause the tooth structure to collapse and a cavity to be formed.

Dentin An underlying tooth material that contains minerals and organic matter. Dentin is covered by enamel in the crown and cementum in the root.

Enamelon TechnologiesThe ADAHF Patented Technology together with the Enamelon
                     Proprietary Technology.

Fluoride Inorganic form of the element fluorine in combination with other elements.

Inactive Ingredient  Element not responsible for the therapeutic activity of the product. Inactive ingredients may be important for other product attributes and may substantially enhance the effectiveness of the active ingredient.

Interproximal LesionsLesions that occur between the teeth.

In Vitro Literally means "in glass" (Latin). Refers to experimental studies carried out under laboratory conditions that do not involve living species.

In Vivo Literally means "in life" (Latin). Refers to experimentation performed on live animals or humans.

Ions Dissolved particles bearing a positive or negative charge. Because of their charges, ions attract a sphere of water molecules around themselves, which helps to keep them in solution.

Lesions Defects in teeth resulting from loss of tooth mineral due to demineralization in localized areas of the tooth. Lesions often, but not always, show up as visible white or colored spots on teeth. They may or not be detected by x-rays.

Phosphate
                     Combination of the elements phosphorous and oxygen in ionic form or part of an inorganic or organic compound. An important constituent of teeth and bones.

Plaque
                     Soft sticky film formed on teeth and between teeth due to eating sugar-containing foods. Contains a very high concentration of bacteria.

Plaque Acids         Acidic materials formed by the break-down of sugars due
                     to the action of plaque bacteria. Plaque acids, primarily lactic and acetic acid, are highly corrosive to the tooth mineral structure, and cause demineralization of the tooth.

Professional Gels    Therapeutic materials applied to the teeth for the
                     prevention, arrestment, or reversal of lesions or cavities. Applied directly by a qualified dental practitioner or supplied to the user through a prescription supplied by a qualified dental practitioner.

Remineralization
                     Chemical process whereby calcium and phosphate, lost during demineralization, are replaced into tooth enamel and dentin, thereby rebuilding, restoring and restrengthening the tooth.

Sodium Fluoride      Compound consisting of the element sodium combined with
                     the element fluorine and which provides fluoride ions when dissolved in water. Sodium fluoride is an accepted active ingredient in anti-caries products for over-the-counter use.

Tooth Enamel
                     Outer hard mineral layer of the crown, which is the part of the tooth that emerges from the gum.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                   (AUDITED)

                                                                         PAGE
                                                                       ---------
Report of Independent Certified Public Accountants....................       F-2
Financial statements:
  Balance sheets......................................................       F-3
  Statements of operations............................................       F-4
  Statements of stockholders' equity..................................       F-5
  Statements of cash flows............................................       F-6
  Notes to the financial statements................................... F-7- F-15

                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                                  (UNAUDITED)

Financial statements:
  Balance sheets......................................................      F-16
  Statements of operations............................................      F-17
  Statements of stockholders' equity..................................      F-18
  Statements of cash flows............................................      F-19
  Notes to financial statements....................................... F-20-F-21

                             REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS

Enamelon, Inc.
Yonkers, New York

  We have audited the accompanying balance sheets of Enamelon, Inc. (A Development Stage Company) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 and for the period from June 9, 1992 (Inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enamelon, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from June 9, 1992 (Inception) to December 31, 1996, in conformity with generally accepted accounting principles.

BDO Seidman, LLP
New York, New York
February 11, 1997

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
ASSETS
Current:
  Cash and cash equivalents (Note 1)................. $ 1,790,666  $11,389,894
  Prepaid expenses and other assets..................      11,077      193,290
  Inventory..........................................         --        53,183
                                                      -----------  -----------
    Total current assets.............................   1,801,743   11,636,367
  Equipment, net (Note 1 and 2)......................      58,077      438,348
  Deferred costs, net (Note 1 and 3).................     172,157      308,030
  Other assets.......................................       8,939        8,939
                                                      -----------  -----------
    Total assets..................................... $ 2,040,916  $12,391,684
                                                      ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................... $        --  $   553,377
  Accrued expenses...................................     173,939      539,894
                                                      -----------  -----------
    Total current liabilities........................     173,939    1,093,271
                                                      -----------  -----------
COMMITMENTS (NOTES 6 AND 7)
STOCKHOLDERS' EQUITY (NOTE 4):
  Preferred stock, $0.01 par value--shares authorized
   4,172,750; none issued or outstanding.............         --           --
  Common stock, $0.001 par value--shares authorized
   20,000,000; issued and outstanding 4,635,273 and
   6,900,378.........................................       4,635        6,900
  Additional paid-in capital.........................   4,055,925   16,409,926
  Accumulated deficit during the development stage...  (2,193,583)  (5,118,413)
                                                      -----------  -----------
    Total stockholders' equity.......................   1,866,977   11,298,413
                                                      -----------  -----------
    Total liabilities and stockholders equity........ $ 2,040,916  $12,391,684
                                                      ===========  ===========


                See accompanying notes to financial statements.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

                                                                  PERIOD FROM
                                                                  JUNE 9, 1992
                                 YEAR ENDED DECEMBER 31,         (INCEPTION) TO
                            -----------------------------------   DECEMBER 31,
                              1994        1995         1996           1996
                            ---------  -----------  -----------  --------------
Expenses:
  Marketing and selling.... $     --   $       --   $   362,371   $   362,371
  Research and
   development.............   206,126      546,994    1,761,718     2,631,305
  Administrative and
   other...................   330,154      533,587      996,160     2,091,000
                            ---------  -----------  -----------   -----------
    Total expenses.........   536,280    1,080,581    3,120,249     5,084,676
Other charges (income):
  Interest and dividends...    (7,325)     (19,663)    (195,419)     (236,232)
  Write-off of deferred
   offering costs (Note
   1)......................   269,969          --           --        269,969
                            ---------  -----------  -----------   -----------
    Net loss............... $(798,924) $(1,060,918) $(2,924,830)  $(5,118,413)
                            =========  ===========  ===========   ===========
Pro forma net loss per
 common share (Note 1)..... $   (0.21) $     (0.20) $     (0.52)
                            =========  ===========  ===========
Weighted average common
 shares outstanding........ 3,784,800    5,234,289    5,636,935
                            =========  ===========  ===========



                See accompanying notes to financial statements.

                                 ENAMELON, INC.

                            (A DEVELOPMENT COMPANY)

                   STATEMENT OF STOCKHOLDERS' EQUITY (NOTE 4)

                             COMMON STOCK     ADDITIONAL     ACCUMULATED         TOTAL
                          -------------------   PAID-IN   DEFICIT DURING THE STOCKHOLDERS'
                           SHARES   PAR VALUE   CAPITAL   DEVELOPMENT STAGE     EQUITY
                          --------- --------- ----------- ------------------ -------------
Issuance of common stock
 in June and December
 1992...................  3,331,458  $3,331   $   111,684    $       --       $   115,015
Issuance of common stock
 for legal services
 rendered...............      9,792      10        29,960            --            29,970
Net loss................        --      --            --         (37,070)         (37,070)
                          ---------  ------   -----------    -----------      -----------
BALANCE, DECEMBER 31,
 1992...................  3,341,250   3,341       141,644        (37,070)         107,915
Issuance of common stock
 at $3.06 per share in
 private placement, net
 of costs...............    293,619     294       868,648            --           868,942
Issuance of common stock
 for legal services
 rendered...............     17,268      17        63,348            --            63,365
Net loss................        --      --            --        (296,671)        (296,671)
                          ---------  ------   -----------    -----------      -----------
BALANCE, DECEMBER 31,
 1993...................  3,652,137   3,652     1,073,640       (333,741)         743,551
Issuance of common stock
 at $1.33 per share in
 private placement, net
 of costs...............    118,125     118       141,783            --           141,901
Issuance of common stock
 for legal services
 rendered...............     14,538      15        63,985            --            64,000
Net loss................        --      --            --        (798,924)        (798,924)
                          ---------  ------   -----------    -----------      -----------
BALANCE, DECEMBER 31,
 1994...................  3,784,800   3,785     1,279,408     (1,132,665)         150,528
Issuance of common stock
 at $1.33 per share in
 private placement, net
 of costs...............     93,750      94       124,906            --           125,000
Issuance of common stock
 at $4.00 per share in
 private placement, net
 of costs...............    648,723     648     2,504,024            --         2,504,672
Issuance of common stock
 for legal services
 rendered...............    108,000     108       147,587            --           147,695
Net loss................        --      --            --      (1,060,918)      (1,060,918)
                          ---------  ------   -----------    -----------      -----------
BALANCE, DECEMBER 31,
 1995...................  4,635,273   4,635     4,055,925     (2,193,583)       1,866,977
Issuance of common stock
 for legal services
 rendered...............      6,706       7        26,817            --            26,824
Issuance of common stock
 in public offering, net
 of costs...............  1,700,000   1,700    10,423,572            --        10,425,272
Conversion of preferred
 stock to common stock..    558,399     558     1,903,442            --         1,904,000
Warrants exercised......        --      --            170            --               170
Net loss................        --      --            --      (2,924,830)      (2,924,830)
                          ---------  ------   -----------    -----------      -----------
BALANCE, DECEMBER 31,
 1996...................  6,900,378  $6,900   $16,409,926    $(5,118,413)     $11,298,413
                          =========  ======   ===========    ===========      ===========

                See accompanying notes to financial statements.

                                 ENAMELON, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOW

                                                                   PERIOD FROM
                                                                   JUNE 9, 1992
                                  YEAR ENDED DECEMBER 31,         (INCEPTION) TO
                             -----------------------------------   DECEMBER 31,
                               1994        1995         1996           1996
                             ---------  -----------  -----------  --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net loss.................  $(798,924) $(1,060,918) $(2,924,830)  $(5,118,413)
  Adjustments to reconcile
   net loss to net cash
   used in operating
   activities:
   Write-off of deferred
    offering costs.........    269,969          --           --        269,969
   Stock issued for
    services...............        --       147,695       26,824       174,519
   Depreciation and
    amortization...........     15,433       23,490       45,488        89,257
   Increase in prepaid
    expenses and other
    assets.................     (7,896)      (2,203)    (182,213)     (202,228)
   Increase in inventory...        --           --       (53,183)      (53,183)
   Increase in deferred
    costs..................        --           --           --         (1,133)
   Increase in accrued
    expenses and account
    payable................     63,633       59,287      616,078       788,017
                             ---------  -----------  -----------   -----------
    Net cash used in
     operating activities..   (457,785)    (832,649)  (2,471,836)   (4,053,195)
                             ---------  -----------  -----------   -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchases of equipment...    (39,559)     (28,949)    (411,056)     (489,678)
  Patents, trademarks and
   licenses................    (35,707)     (27,505)    (150,575)     (298,181)
                             ---------  -----------  -----------   -----------
    Net cash used in
     investing activities..    (75,266)     (56,454)    (561,631)     (787,859)
                             ---------  -----------  -----------   -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from sale of
   common stock............    141,901    2,718,459   11,900,000    15,744,317
  Proceeds from sale of
   preferred stock.........        --           --     2,025,000     2,025,000
  Offering costs...........    (75,520)     (88,787)  (1,292,305)   (1,538,369)
                             ---------  -----------  -----------   -----------
    Net cash provided by
     financing activities..     66,381    2,629,672   12,632,695    16,230,948
                             ---------  -----------  -----------   -----------
Net increase in cash and
 cash equivalents..........   (466,670)   1,740,569    9,599,228    11,389,894
Cash and cash equivalents,
 beginning of period.......    516,767       50,097    1,790,666           --
                             ---------  -----------  -----------   -----------
Cash and cash equivalents,
 end of period.............  $  50,097  $ 1,790,666  $11,389,894   $11,389,894
                             =========  ===========  ===========   ===========
SUPPLEMENTAL DISCLOSURES OF
 NONCASH FINANCING
 ACTIVITIES:
  The Company issued common
   stock for professional
   services performed by
   unrelated parties.......  $  64,000  $   147,695  $    26,824   $   331,854
                             =========  ===========  ===========   ===========
  Accrued offering cost....        --           --   $   282,423           --
                             =========  ===========  ===========   ===========

                See accompanying notes to financial statements.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

 Organization

  The Company (a development stage company) was founded in June 1992 to develop and market over-the-counter oral care products that prevent tooth decay at its earliest stage and are based on proprietary formulations and technologies. To date, the Company has not commenced any product commercialization or realized any operating revenues.

  The Company completed formulation of its all-family toothpaste and the testing required by the monograph published by the Food and Drug Administration during 1996. The Company intends to begin in the early part of 1997 to test market Enamelon(TM) toothpaste in several representative markets comprising approximately 5% of all United States households. Test marketing and additional clinical human studies to establish additional marketing claims for consumers and dentists are expected to continue throughout 1997, with a national roll-out of Enamelon(TM) toothpaste in the first half of 1998. The Company expects to continue to incur operating losses throughout this period and may require additional financing to continue its operations thereafter.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

  The carrying amounts of cash, prepaid expenses and accrued expenses approximate fair value because of the short maturity of these items.

 Cash and Cash Equivalents

  Cash and cash equivalents are comprised of highly liquid debt instruments with original maturities of three months or less, principally Treasury Bills and money market accounts.

 Equipment

  Equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method.

 Deferred Costs

  Organization costs are amortized using the straight-line method over a sixty-month period.

  Licensing costs and patent rights are amortized using the straight-line method over seventeen years, which is the term of the licensing agreements and the estimated useful lives of the patents, respectively.

  Trademarks are being amortized using the straight-line method over seventeen years.

  Deferred offering costs related to a proposed private placement had been deferred until the proceeds of the private placement were raised. Since the related private placement transaction did not occur as expected, these costs were expensed in 1994.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


 Income Taxes

  Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires, among other things, a liability approach to calculating deferred income taxes. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets must be reduced by a valuation allowance to amounts expected to be realized.

 Earnings Per Share

  Earnings per share are presented for 1995 and 1996 on a pro forma basis to give retroactive effect to the conversion of the redeemable preferred stock as a result of the public offering discussed in Note 4. The calculation of earnings per share reflects the conversion of the preferred stock as if it occurred on January 1, 1995.

  The weighted average number of common shares outstanding used in computing the net loss per common share for the year ended December 31, 1996 was adjusted for the effects of the application of Securities and Commission (SEC) Staff Accounting Bulletin (SAB) No. 83. Pursuant to SAB No. 83, common stock issued by the Company at a price less than the initial public offering price during the twelve months immediately preceding the initial filing of the offering together with common stock purchase warrants and options issued during such period with an exercise price less than the initial public offering price, are treated as outstanding for all periods presented. Earnings
(loss) per share are computed using the treasury stock method, under which the number of shares outstanding reflects an assumed use of the proceeds from the issuance of such shares and from the assumed exercise of such warrants and options, to repurchase shares of the Company's common stock at the average market price outstanding since the initial public offering.

 Recent Accounting Standards

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The adoption of this pronouncement in 1996 did not have a significant effect on the Company's financial statements.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which allows the choice of either the intrinsic value method or the fair value method of accounting for employee stock options. The Company has selected the option to continue the use of the current intrinsic value method.

 Presentation of Prior Year Data

  Certain reclassifications have been made to conform prior year data with the current presentation.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


2. EQUIPMENT

  Equipment is summarized as follows:

                                                      DECEMBER 31,
                                                    ----------------  ESTIMATED
                                                     1995     1996   USEFUL LIFE
                                                    ------- -------- -----------
   Furniture and fixtures.......................... $ 6,691 $ 27,334 5-7 years
   Equipment.......................................  71,931  462,344 3-10 years
                                                    ------- --------
                                                     78,622  489,678
   Less: Accumulated depreciation..................  20,545   51,330
                                                    ------- --------
                                                    $58,077 $438,348
                                                    ======= ========

3. DEFERRED COSTS

  Deferred costs are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
     Patent rights........................................... $132,207 $256,557
     Trademarks..............................................   43,082   67,840
     Licensing costs.........................................   18,962   18,962
     Organization cost.......................................    1,133    2,600
                                                              -------- --------
                                                               195,384  345,959
     Less: Accumulated amortization..........................   23,227   37,929
                                                              -------- --------
                                                              $172,157 $308,030
                                                              ======== ========

4. STOCKHOLDERS' EQUITY

 Redeemable Preferred Stock

  In January 1996, the Company issued 500,000 units at $4.00 per unit, each consisting of 1.103 shares of 5% convertible Series A preferred stock and 1 common stock purchase warrant, exercisable at $5.75 per share. In April 1996, the Company issued an additional 6,250 units at $4.00 per unit. The Company received proceeds of $2,025,000 for these issuances. In October 1996, the 558,399 shares of Series A Preferred Stock were converted into common stock and retired upon the consummation of the initial public offering.

  In connection with the placement of the transaction, the Company issued warrants to purchase 100,000 shares at an exercise price of $4.80 and 23,750 shares at $3.60 per share, which expire January 23, 2003.

 Common Stock

  In November 1992, the Board of Directors amended the Company's Certificate of Incorporation to increase the number of authorized common shares from 15,000 shares to 3,000,000 shares and effected a 100-for-one stock split.

  The Company effectuated a 1.19688-for-one stock split of its common stock in July 1993, a one-for-1.65068 reverse stock split of its common stock in September 1994 and a three-for-one stock split in June 1995. All common shares, common stock options and price per share information disclosed in the financial statements and

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

notes thereto have been adjusted to give retroactive effect for these stock splits. The Board of Directors amended the Company's Certificate of Incorporation to increase the Company's authorized shares of common stock from 3,000,000 to 20,000,000 in September 1993.

  In December 1992, 9,792 shares of stock were issued for services performed by unrelated parties. In September 1993, November 1993 and January 1994, an additional 4,545 shares, 12,723 shares and 14,538 shares, respectively, were issued for services performed by unrelated parties. In May and June 1995, an additional 105,000 shares and 3,000 shares, respectively, were issued for services performed by unrelated parties. In January 1996, an additional 6,706 shares were issued for services performed by unrelated parties. Common stock issued for services was valued at the estimated fair value of the stock issued.

  In January 1993, the Company issued an aggregate 293,619 shares of its common stock to private investors, officers and directors of the Company for the aggregate consideration of $900,000.

  In September 1994, the Company sold 118,125 shares of common stock and warrants to purchase 59,064 shares of common stock at an exercise price of $1.33 per share for an aggregate amount of $157,500.

  In May 1995, the Company issued an aggregate 93,750 shares of its common stock and warrants to purchase 93,750 shares of common stock at an exercise price of $1.33 per share to private investors, officers and directors of the Company for an aggregate consideration of $125,000.

  On various dates through December 31, 1995, the Company issued an aggregate 648,723 shares of its common stock pursuant to a private placement memorandum dated June 20, 1995 to private investors, officers and directors of the Company for an aggregate consideration of $2,504,672, net of expenses. In connection with the private placement, the Company authorized the issuance of warrants to purchase 26,276 shares of common stock at an exercise price of $4.00 per share, and 1,562 shares of common stock at an exercise price of $3.60 per share, which expire December 14, 2000, to representatives in the offering.

 Initial Public Offering

  In October 1996, the Company completed the initial public offering of 1,700,000 shares of common stock at $7.00 per share. Cash proceeds net of costs was $10,425,000. Concurrent with the public offering, 558,399 shares of redeemable preferred stock were automatically converted into an equivalent number of shares of common stock.

 Stock Option Plan

  In 1993, the Company adopted the 1993 Stock Option Plan ("1993 Plan"). The 1993 Plan provides for the grant of options to qualified employees (including officers and directors) of the Company to purchase an aggregate of 1,500,000 shares of common stock. The 1993 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Compensation Committee") whose members are not entitled to receive options under the 1993 Plan (excluding options granted exclusively for directors' fees). Options granted under the 1993 Plan may or may not be "incentive stock options" as defined in the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Compensation Committee at the time of grant. The exercise price shall not be less than 85% of the fair market value of the Company's common stock as of the date of grant (110% of the fair market value if the grant is an Incentive Option to an employee who owns more than 10% of the Company's outstanding common stock). Options granted under the 1993 Plan are subject to a maximum term of 10 years.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the period from January 1, 1995 to October 24, 1996 ("pre IPO"), and October 25, 1996 to December 31, 1996 ("post IPO"), respectively; no dividend yield for both years; expected volatility of .01 and 35 percent; risk-free interest rates of 6.5 and 6.2 percent and expected lives of 6.3 and 6.8 years for the options.

  Under the accounting provisions of SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                            1995        1996
                                                         ----------  ----------
     Net loss
       As reported...................................... $1,060,918  $2,924,830
       Pro forma........................................ $1,735,766  $3,365,581
     Loss per share
       As reported...................................... $    (0.20) $    (0.52)
       Pro forma........................................ $    (0.33) $    (0.60)

  A summary of activity for the Company's Plan, including those options granted pursuant to the terms of certain employment and other agreements (see
Note 7), is as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                    OPTION SHARES EXERCISE PRICE
                                                    ------------- --------------
     Balance, January 1, 1995......................     380,487       $3.02
     Granted.......................................     937,081        2.35
     Exercised.....................................         --          --
     Canceled......................................    (108,762)       3.37
                                                      ---------       -----
     Balance, December 31, 1995....................   1,208,806        2.50
     Granted.......................................     160,000        6.51
     Exercised.....................................         --          --
     Canceled......................................         --          --
                                                      ---------       -----
     Balance, December 31, 1996....................   1,368,806       $2.97
                                                      =========       =====

                                                             DECEMBER 31,
                                                         ---------------------
                                                            1995       1996
                                                         ---------- ----------
     Options exercisable................................  1,148,806  1,192,806
     Weighted average exercise price of options
      exercisable....................................... $     2.56 $     2.57
     Weighted average fair value of options granted
      during the year................................... $  674,848 $  440,751

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                  OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                           --------------------------------- ---------------------
                                        WEIGHTED-
                                         AVERAGE   WEIGHTED-             WEIGHTED-
                             NUMBER     REMAINING   AVERAGE    NUMBER     AVERAGE
    RANGE OF               OUTSTANDING CONTRACTUAL EXERCISE  EXERCISABLE EXERCISE
 EERCISE PRICESX           AT 12/31/96    LIFE       PRICE   AT 12/31/96   PRICE
---------------            ----------- ----------- --------- ----------- ---------
  $1.33 to $2.67..........    405,213      6.2       $1.37      375,213    $1.38
  $3.00 to $4.00..........    803,593      3.1        3.07      803,593     3.07
  $5.81 to $7.00..........    160,000      7.5        6.51       14,000     6.25
                            ---------                         ---------
  $1.33 to $7.00..........  1,368,806      4.6        2.97    1,192,806     2.57
                            =========                         =========

5. INCOME TAXES

  At December 31, 1996, the Company had a deferred tax asset of approximately $2,047,000 primarily attributable to net operating loss carryforwards. The deferred tax asset has been fully reserved by a valuation allowance of the same amount.

  The net operating loss carryforwards at December 31, 1996 totaling approximately $5,118,000 will expire if not used by the period from 2007 through 2011 and may be limited by United States federal tax law as a result of future changes in ownership.

6. COMMITMENTS

 Leases

  The Company leases office facilities in New York from a related party and laboratory facilities in New Jersey. The lease for the laboratory facilities includes provisions requiring the Company to pay a proportionate share of the increase in real estate taxes and operating expenses over base period amounts. The minimum rents for the leased property for the subsequent years are as follows:

              YEAR ENDING
              DECEMBER 31,
              ------------
                1997..................... $ 79,000
                1998.....................   52,000
                                          --------
                                          $131,000
                                          ========

  Rent expense for the years ended December 31, 1994, 1995 and 1996 was $34,155, $35,500 and $83,028 respectively, and $160,483 for the period from June 9, 1992 (inception) to December 1996.

 Patent License Agreements

  In June 1992, the Company entered into a patent licensing agreement with the ADAHF, the holder and/or the applicant for the patents for the Amorphous Calcium Compounds ("ACC"). The agreement, as modified, grants the Company the exclusive United States license to manufacture and sell dentifrices, chewing gum, food and confection formulated according to the patented process in return for royalty payments to the licensor. In November 1992, the Company entered into an exclusive international patent licensing agreement which, as modified, granted the Company patent license rights in Austria, Belgium, Canada, China, Denmark, France,

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

Germany, Greece, Ireland, Italy, Japan, Luxembourg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland, Liechtenstein, Taiwan and the United Kingdom. The grants extend to improvements in patent compounds and utilities in dentifrices, chewing gum, food and confectionery products developed by the ADAHF.

  The exclusive United States license has been granted for an initial term from the date of the agreement until three years following the physical and chemical stabilization of the formula in a commercially viable product and following the first Food and Drug Administration ("FDA") approval necessary to market any ACC products in their commercially viable form to professionals or the general public. The foreign license expires upon the earlier of the termination of the United States license or the expiration of the foreign patents licensed thereunder. The licenses are renewable in four year increments for the life of the ACC patents subject to minimum royalty payment terms, and transferable under certain conditions with the prior written consent of the licensor, which consent may not be unreasonably withheld. The licenses are subject to cancellation in the event the Company fails to comply with its terms and conditions, including payment of royalties and other amounts due thereunder.

  The Company was also granted an option and right of first refusal, as amended, for a limited license under future patents and patent applications for ACC for all territories not included within the licensed territories under the foreign patent license, with respect to dentifrices, chewing gum, food and confection. Before granting such a license to third parties, the ADAHF must first offer the license to the Company on the terms consistent with the foreign license agreement. To the extent the ADAHF has not granted the license to a third party due to the Company's failure to exercise its right of first refusal, the Company has the option to receive a license in any of such territories with the terms consistent with the foreign license agreement.

  In consideration for the grant of the exclusive United States license, the Company is required to make royalty payments of four percent of net sales, subject to minimum royalty payments of $7,000. In consideration for the grant of foreign patent rights, the Company is required to pay seven percent of net sales and four percent in a joint venture and bear the costs of prosecution of foreign patent applications. However, to the extent the ADAHF grants a foreign license to a third party to use ACC in products other than dentifrices, chewing gum, food and confection, then such third party must share with the Company the costs associated with the foreign patent applications. If the Company sublicenses a foreign patent, it will pay to the ADAHF twenty-five percent of the gross income resulting from such sublicenses actually received by the Company.

7. EMPLOYMENT AND CONSULTING AGREEMENTS

  The Company has established a five-year incentive compensation program (the "Incentive Compensation Program") for certain of its officers and key employees. The Incentive Compensation Program provides for the establishment of a yearly pool, equal to 5% of the Company's net income before expenses pursuant to the Incentive Compensation Program, taxes and extraordinary items ("Plan Net Income"). Such pool shall only be established in the event that the Company's Plan Net Income equals or exceeds by at lease 5% the Company's Plan Net Income for the prior fiscal year.

  The Company has entered into a five-year employment agreement for the services of a Chairman of the Board of Directors and Chief Executive Officer commencing January 1, 1994. The agreement, as amended, provides for an annual salary of $175,000 in 1996 and $250,000 per year commencing in January 1997, subject to adjustment, as well as 50% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. The Company has also granted this officer options to purchase 400,000 shares of common stock at an exercise price of $3.00 per share and 50,000 shares of common stock at $6.875 per share, each of which expires five years from the date of grant.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The Company entered into an employment agreement for the services of a President and Chief Operating Officer which provides for an annual salary of $150,000 in 1996 and $175,000 in 1997, subject to adjustment, as well as 15% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, in 1996 the Company granted this individual an option to purchase 99,000 shares of common stock at an exercise price of $3.00 per share which expires seven years from the date of grant.

  In May 1995, the Company entered into a three-year employment agreement for the services of a Vice President--Product Development. This agreement, which replaced a prior consulting agreement (the "Consulting Agreement"), provides for annual compensation of $105,000 in the first year, $115,000 in the second year and $125,000 in the third year, subject to adjustment, as well as 12.5% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, options to purchase 108,762 shares of common stock at various exercise prices previously granted to the individual pursuant to the Consulting Agreement were canceled and regranted to the officer at an exercise price of $1.33 per share. Furthermore, the Company has granted this individual an option to purchase an additional 90,000 shares of common stock at an exercise price of $1.33 per share which expires seven years from the date of grant.

  The Company has entered into a an employment agreement for a term of three years expiring January 2000, for the services of a Vice President--Technology and Clinical Research. The agreement as amended provides for an annual salary of $143,000 in 1997, $151,000 in 1998 and $160,000 in 1999, as well as 10% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, the Company has granted this individual an option to purchase 150,000 shares of common stock at an exercise price of $1.33 per share, which expires ten years from the date of grant.

  The Company has entered into an employment agreement commencing August 1996 for the services of a Vice President and Chief Financial Officer. The agreement provides for an annual salary of $89,000, subject to adjustment, as well as not less than 5% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, the Company has granted this individual an option to purchase 25,000 shares of the Company's common stock subject to certain vesting provisions at an exercise price of $7.00 per share.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                    JUNE 30,
                                                                      1997
                                                                   -----------
ASSETS
Current:
  Cash and cash equivalents....................................... $20,057,600
  Accounts receivable.............................................     232,447
  Prepaid expenses and other assets...............................     232,838
  Inventory.......................................................     585,145
                                                                   -----------
    Total currents assets.........................................  21,108,030
  Equipment, less accumulated depreciation of $100,856............   1,075,756
  Deferred costs, less accumulated amortization of $49,313........     365,662
  Other assets--security deposits.................................      15,231
                                                                   -----------
    Total assets.................................................. $22,564,679
                                                                   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................ $ 1,366,186
  Accrued expenses................................................   1,183,877
                                                                   -----------
    Total current liabilities.....................................   2,550,063
                                                                   -----------
COMMITMENTS
STOCKHOLDERS' EQUITY (NOTES 2 AND 4):
  Preferred stock, $0.01 par value--shares authorized 4,172,750;
   none issued or outstanding Common stock, $0.001 par value--
   shares authorized 20,000,000; issued and outstanding
   8,101,386......................................................       8,101
  Additional paid-in capital......................................  29,694,181
  Accumulated deficit during the development stage................  (9,687,666)
                                                                   -----------
    Total stockholders' equity....................................  20,014,616
                                                                   -----------
    Total liabilities and stockholders' equity.................... $22,564,679
                                                                   ===========

                See accompanying notes to financial statements.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                 PERIOD FROM
                                         SIX MONTHS ENDED        JUNE 9, 1992
                                              JUNE 30           (INCEPTION) TO
                                      ------------------------     JUNE 30,
                                         1996         1997           1997
                                      -----------  -----------  --------------
Expenses:
  Marketing and selling.............. $    41,604  $ 2,373,223   $ 2,735,594
  Research and development...........     673,986    1,339,400     3,970,705
  Administrative and other...........     369,636    1,097,227     3,188,227
                                      -----------  -----------   -----------
    Total expenses...................   1,085,226    4,809,850     9,894,526
Other charges (income):
  Interest and dividends.............     (68,479)    (240,597)     (476,829)
  Write-offs of deferred offering
   costs.............................         --           --        269,969
                                      -----------  -----------   -----------
    Net loss......................... $(1,016,747) $(4,569,253)  $(9,687,666)
                                      ===========  ===========   ===========
Net loss per common share (note 2)... $     (0.19) $     (0.66)
                                      ===========  ===========
Weighted average common shares
 outstanding.........................   5,442,847    6,941,772
                                      ===========  ===========


                See accompanying notes to financial statements.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                                             ACCUMULATED
                             COMMON STOCK     ADDITIONAL  DEFICIT DURING THE     TOTAL
                          -------------------   PAID-IN      DEVELOPMENT     STOCKHOLDERS'
                           SHARES   PAR VALUE   CAPITAL         STAGE           EQUITY
                          --------- --------- ----------- ------------------ -------------
BALANCE, DECEMBER
 31,1996................  6,900,378  $6,900   $16,409,926    $(5,118,413)     $11,298,413
Options exercised.......    121,008     121       208,412            --           208,533
Issuance of common stock
 at $13.00 per share in
 private placements, net
 of cost................  1,080,000   1,080    13,075,843            --        13,076,923
Net loss................        --      --            --      (4,569,253)      (4,569,253)
                          ---------  ------   -----------    -----------      -----------
BALANCE, JUNE 30, 1997..  8,101,386  $8,101   $29,694,181    $(9,687,666)     $20,014,616
                          =========  ======   ===========    ===========      ===========



                See accompanying notes to financial statements.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  PERIOD FROM
                                          SIX MONTHS ENDED       JUNE 30, 1992
                                              JUNE 30,           (INCEPTION) TO
                                       ------------------------     JUNE 30,
                                          1996         1997           1997
                                       -----------  -----------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................ $(1,016,747) $(4,569,253)  $(9,687,666)
  Adjustments to reconcile net loss to
   net cash provided by (used in)
   operating activities:
   Write-off of deferred offering
    costs.............................         --           --        269,969
   Stock issued for services..........      26,824          --        174,519
   Depreciation and amortization......      19,107       60,910       150,167
  Change in operating assets and
   liabilities:
   Accounts receivable................         --      (232,447)     (232,447)
   Prepaid expenses and other assets..     (13,313)     (45,840)     (249,201)
   Inventory..........................         --      (531,962)     (585,145)
   Accrued expenses and accounts
    payable...........................     168,402    1,493,175     2,281,192
                                       -----------  -----------   -----------
    Net cash used in operating
     activities.......................    (815,727)  (3,825,417)   (7,878,612)
                                       -----------  -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment..............    (100,790)    (686,934)   (1,176,612)
  Patents, trademarks and licenses....     (44,900)     (69,016)     (367,197)
                                       -----------  -----------   -----------
    Net cash used in investing
     activities.......................    (145,690)    (755,950)   (1,543,809)
                                       -----------  -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock..         --    14,248,533    29,992,850
  Proceeds from sale of preferred
   stock..............................   2,004,000          --      2,025,000
  Offering costs......................    (383,559)    (999,460)   (2,537,829)
                                       -----------  -----------   -----------
    Net cash provided by financing
     activities.......................   1,620,441   13,249,073    29,480,021
                                       -----------  -----------   -----------
Net increase in cash and cash
 equivalents..........................     659,024    8,667,706    20,057,600
Cash and cash equivalents, beginning
 of period............................   1,790,666   11,389,894           --
                                       -----------  -----------   -----------
Cash and cash equivalents, end of
 period............................... $ 2,449,690  $20,057,600   $20,057,600
                                       ===========  ===========   ===========
SUPPLEMENTAL DISCLOSURES OF NONCASH
 FINANCING ACTIVITIES:
  The Company issued common stock for
   professional services performed by
   unrelated parties.................. $    26,824  $       --    $   331,854
                                       ===========  ===========   ===========
  Accrued offering costs.............. $       --   $    86,040   $    86,040
                                       ===========  ===========   ===========

                See accompanying notes to financial statements.

                                ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       NOTES TO THE FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. STATEMENT OF INFORMATION FURNISHED

  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Item 210 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Results for the interim period ended June 30, 1997 are not necessarily indicative of results for the entire year.

  For further information, refer to the annual financial statements and footnotes thereto included elsewhere herein.

2. AMOUNTS PER SHARE

  Net loss per share is presented for the six months ended June 30, 1996 on a pro forma basis to give retroactive effect to the conversion of the redeemable preferred stock as a result of the public offering consummated in October 1996. The calculation of net loss per share reflects the conversion of the preferred stock as if it occurred on January 1, 1996.

  The weighted average number of common shares outstanding used in computing the pro forma net loss per common share was adjusted for the effects of the application of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 83. Pursuant to SAB No. 83, common stock issued by the Company at a price less than the initial public offering price during the twelve months immediately preceding the initial public offering, together with common stock purchase warrants and options issued during such period with an exercise price less than the initial public offering price, are treated as outstanding for all periods presented. Earnings (loss) per share are computed using the treasury stock method, under which the number of shares outstanding reflects an assumed use of the proceeds from the issuance of such shares and from the assumed exercise of such warrants and options, to repurchase shares of the Company's common stock at the initial public offering price.

3. INVENTORY IS SUMMARIZED AS FOLLOWS:

                                                     JUNE 30,
                                                       1997
                                                     --------
           Raw materials............................ $183,924
           Work in process..........................   17,373
           Finished goods...........................  383,848
                                                     --------
                                                     $585,145
                                                     ========

  Inventories are valued at cost by the first-in, first-out method.

4. PRIVATE PLACEMENT

  In June 1997, the Company completed a private placement of 1,080,000 shares of common stock at $13.00 per share. Cash proceeds net of costs were $13,077,000. In connection with the offering the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission on July 11, 1997, which became effective August 11, 1997.

TEXT: Enamelon(TM) is now available in selected markets* throughout the United States.


                Footnote at bottom of page:
                *Buffalo/Rochester, New York; Seattle, Washington; Denver, Colorado; Tampa, Florida.

PHOTOGRAPH:     Photograph of Enamelon(TM) toothpaste tube, consumer and
                professional samples, in store floor display and television commercial being played on a television.

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELL-ING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OF-FER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURIS-DICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Price Range of Common Stock..............................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  20
Management...............................................................  32
Principal and Selling Stockholders.......................................  40
Certain Transactions.....................................................  41
Description of Securities................................................  41
Underwriting.............................................................  43
Shares Eligible for Future Sale..........................................  45
Legal Counsel............................................................  46
Experts..................................................................  46
Additional Information...................................................  46
Glossary.................................................................  47
Index to Financial Statements............................................ F-1

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                               2,000,000 SHARES

                                    [LOGO]

                                 ENAMELON,INC.

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS
                               OCTOBER 16, 1997

                               -----------------


                                LEHMAN BROTHERS

                         SBC WARBURG DILLON READ INC.

                            RODMAN & RENSHAW, INC.

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